Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142059

PROSPECTUS

Up to 200,000 Shares

MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

Common Stock

MVB Financial Corp. is offering up to 200,000 shares of its common stock. Prior to the offering, there has been no public market for the common stock, and at least initially, we do not expect one to develop. Subject to the following provisions, each investor must purchase a minimum of 100 shares and may purchase no more than 10,000 shares. See “Terms of the Offering.” Funds raised from the offering will be immediately available to MVB Financial for use, and therefore, MVB Financial will not utilize an escrow account. Additionally, there is no established minimum amount MVB Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before December 31, 2007, unless extended by the Board of Directors of MVB Financial. MVB Financial is not aware of any expected purchase amounts by its officers or directors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of MVB Financial Corp. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.

Shares of MVB Financial Corp. involve risk. See “ Risk Factors” on page 2.

	Price		Estimated Expense Of Offering[1]	Estimated Proceeds To MVB Financial
Per Share:	$20	[2]	$.20	$19.80
Offering Total:	$4,000,000		$40,000	$3,960,000

[1]

MVB Financial Corp. will offer the shares of its common stock to the public primarily through sales made by its directors, officers, and employees, on a best-efforts basis as set forth in “Plan of Distribution.” These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No director, officer or employee of MVB Financial will receive any additional compensation for assisting with the sale of MVB Financial’s common stock. The expenses of the offering are estimated to be $40,000 including legal, accounting, printing and postage expenses. MVB Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

[2]	The Price was determined arbitrarily by MVB Financial.

i

ii

SUMMARY

You should read this summary together with the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. In this prospectus, we use “MVB Financial” or the “company” to refer to MVB Financial Corp. and the “bank” or “MVB” to refer to MVB Bank, Inc.

MVB Financial (Page 10)

MVB Financial is a West Virginia state-chartered bank holding company and owns three second-tier holding companies (MVB-Marion, Inc., MVB-Harrison, Inc., and MVB-East, Inc., to manage the banking operations of MVB, the sole bank subsidiary, in those markets.

MVB (Page 10)

MVB was incorporated October 30, 1997 and opened for business on January 4, 1999 under the laws of the State of West Virginia. MVB’s deposits are insured by the FDIC up to FDIC limits. MVB engages in general banking business within its primary market areas of Marion County, West Virginia, and Harrison County, West Virginia. MVB is expanding its presence in the Eastern Panhandle of West Virginia (Jefferson and Berkeley Counties). The main office is located at 301 Virginia Avenue, Fairmont, West Virginia.

MVB focuses primarily on extending loans to small businesses and consumers and is engaged in real estate and consumer installment lending.

As of December 31, 2006, MVB had total assets of $191.2 million, loans of $142.6 million, deposits of $134.6 million and shareholders’ equity of $21.7 million, compared to $151.3 million, $105.2 million, and $114.0 million and $18.5 million as of December 31, 2005, respectively.

The Offering (Page 5)

Amount:	Up to 200,000 Shares
Type:	Common Stock
Price:	$20 per Share

Use of Proceeds (Page 7)

MVB Financial will use the proceeds of this offering to support the growth of the bank. This includes investing the proceeds of the offering in the bank to increase its legal lending limits to any one borrower. In addition to investing the proceeds of this offering in the bank to increase its legal lending limit, MVB Financial issued $4,000,000 of trust preferred securities as of March 29, 2007, to fund an additional increase in its legal lending limits. This $4,000,000 investment in MVB yields an increase of $600,000 in its legal lending limit.

RISK FACTORS

Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this prospectus (including the financial statements and notes thereto), the following factors. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus.

You may have difficulty selling your shares of MVB Financial. (Page 9—Market Price and Dividend Data)

Because no public market exists for the holding company’s common stock, you may have difficulty selling your shares. We cannot predict when, if ever, we could meet the listing qualifications of the Nasdaq Stock Market’s National Market Tier or when we may trade on the Nasdaq Bulletin Board. There will not be an active public market for the shares in the near future.

The company faces vigorous competition for deposits and loans in its market areas which requires the company to offer attractive interest rates on deposits and loans which may negatively impact earnings. (Page 13—Description of Business—Competition)

The banking business is generally a highly competitive business and as such, the company must offer attractive products, including attractive interest rates on loans and deposits which may lower earnings. As of June 30, 2006, based on an FDIC analysis done as of June 30 each year, there were five banks in Marion County with 18 different locations. Marion County deposits approximated $613 million; MVB’s market share was 14.4%. There were 12 banks in Harrison County with 31 different offices. Harrison County deposits approximated $932 million; MVB’s market share after being open nearly one year was 1.29%. The Jefferson County market which MVB entered in October 2005 has seven banks with 17 offices. Deposits in Jefferson County approximated $708 million of which MVB had a 2.3% market share.

For most of the services which MVB provides, there is also competition from financial institutions other than commercial banks, for instance, savings and loan associations and credit unions. Offices of national brokerage firms are also in both markets. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. These entities may have significantly greater financial and marketing resources than MVB has.

The existence of larger financial institutions in Marion, Harrison and Jefferson Counties, West Virginia, some of which are owned by larger regional or national companies, influence the competition in MVB’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for MVB, but it also increases the potential competition for MVB in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking was allowed to occur after June 1, 1997. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in.” Accordingly, out-of-state banks may form de novo banks or may require existing branches of West Virginia banks on a reciprocal basis.

In the future, the bank’s lending limit could create a competitive disadvantage for the bank. (Page 13—Description of Business—Competition)

In the future, the bank may not be able to attract larger customers because the size of loans that the bank can offer to potential customers is less than the size of the loans that many of the bank’s larger competitors can offer. Accordingly, the bank may lose customers seeking large loans. We anticipate that our lending limit will continue to increase proportionately with the bank’s growth in earnings and as a result of the stock sale described herein;

however, the bank may not be able to successfully attract or maintain larger customers. To date, MVB’s management does not believe that this risk has significantly impacted MVB, but does believe there are and will be additional opportunities for MVB if it has a larger lending limit.

The bank engages in commercial and consumer lending activities which are riskier than residential real estate lending. (Page 11—Description of Business—Commercial Loans;—Consumer Loans)

MVB makes loans that involve a greater degree of risk than loans involving residential real estate lending. Commercial business loans may involve greater risks than other types of lending because they are often made based on varying forms of collateral, and repayment of these loans often depends on the success of the commercial venture. Consumer loans may involve greater risk because adverse changes in borrowers’ incomes and employment after funding of the loans may impact their abilities to repay the loans. To date, MVB has not been significantly impacted by this risk.

The bank’s loan portfolio at December 31, 2006, consists of the following:

Type of Loan	Percentage of Portfolio
Residential Real Estate Loans	34%
Commercial Loans, principally real estate secured	58%
Consumer Loans	8%

The bank has limited control over its profitability because the bank cannot control the various factors that can cause fluctuations in interest rates. (Page 33—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Risk)

Aside from credit risk, the most significant risk resulting from MVB’s normal course of business, extending loans and accepting deposits, is interest rate risk. If market interest rate fluctuations cause MVB’s cost of funds to increase faster than the yield of its interest-earning assets, its net interest income will be reduced. MVB’s results of operations depend to a large extent on the level of net interest income, which is the difference between income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the bank’s control, including general economic conditions and the policies of various governmental and regulatory authorities.

To effectively monitor the interest rate risk discussed above, MVB uses a well-known computer model to project the change in net interest income under various changes in interest rates. To provide guidance to management, MVB’s board of directors, through its Asset/Liability/Investment Committee, has established a policy related thereto which includes interest rate risk parameters within which to operate. As of December 31, 2006, MVB’s interest rate risk is within the parameters.

The bank’s success depends on the bank’s management team. (Page 36—Management)

The departure of one or more of the bank’s officers or other key personnel could adversely affect the bank’s operations and financial position. The bank’s management makes most decisions that involve the bank’s operations. The key personnel are James R. Martin, President and Chief Executive Officer, Larry F. Mazza, Chief Executive Officer, MVB-Harrison, Inc., Roger J. Turner, President, MVB-Harrison, Inc. and Senior Lending Officer, Timothy R. Procita, President and Chief Executive Officer, MVB-East, Inc., Gary M. Cox, Senior Vice President, Marketing/Business Services, Eric L. Tichenor, Senior Vice President and Cashier, and Susan R. Walls, Vice President, Deposit Services. All except for Mr. Mazza, Mr. Procita and Mr. Turner have been with MVB since inception. Mr. Mazza and Mr. Turner joined MVB in March 2005 while Mr. Procita joined MVB in March 2007. All MVB key personnel had extensive experience in his or her field of expertise prior to joining MVB.

The company is highly regulated. (Page 14—Description of Business—Supervision and Regulation)

The operations of the company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on them. Policies adopted or required by these governmental authorities can affect the company’s business operations, including earnings due to cost of compliance with various banking regulations and the availability, growth and distribution of the company’s investments, borrowings and deposits.

The company may incur increased charge-offs and additional loan loss provisions due to negative credit quality experience in the future. (Page 29—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Allowance for Loan Losses)

In the future, the company could experience negative credit quality trends that could lead to a deterioration of asset quality. A deterioration in asset quality could require the company to incur loan charge-offs in the future and incur additional loan loss provisions, both of which would decrease earnings.

MVB Financial’s Board of Directors determined the offering price of the securities in this offering arbitrarily. (Page 9—Market Price and Dividend Data)

The Company’s common stock is not traded on any stock exchange or over the counter and trading in the company’s shares is very limited. Accordingly, the offering price for this offering (i.e. $20 per share) has been arbitrarily determined. No attempt was made to determine the fair market value of the shares.

The primary purpose of the banking agencies that regulate MVB Financial and the bank is to protect depositors. (Page 14—Description of Business—Supervision and Regulation)

MVB Financial and the bank are subject to extensive regulation by federal and state banking authorities. Banking regulations are designed for the protection of depositors and the general public and are not designed to protect shareholders. As a result, these regulatory authorities do not protect the company’s investors.

SPECIAL CAUTIONARY NOTE

REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, in MVB’s or MVB Financial press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “are expected to,” “estimate,” “is anticipated,” “project,” “will continue,” “will likely result,” “plans to” or similar expressions are intended to identify “forward-looking statements.” These types of statements are subject to risks and uncertainties, including changes in economic conditions in the bank’s market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the bank’s market area, and competition that could cause actual results to differ materially from what MVB or MVB Financial have presently anticipated or projected. MVB and MVB Financial wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. MVB and MVB Financial wish to advise readers that factors addressed within this prospectus would affect the bank’s financial performance and could cause the bank’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The factors we list in the section “Risk Factors” provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, MVB and MVB Financial caution that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. We cannot assure you that any statement of expectation or belief in any forward-looking statement will result, or be achieved or accomplished.

TERMS OF THE OFFERING

MVB Financial is offering up to 200,000 shares of common stock at a cash price of $20 per share. This price per share was set by the board of directors of MVB arbitrarily. Each investor must execute a subscription agreement and deliver $20 for each share the investor wishes to acquire. Checks must be made payable to “MVB Financial Corp.” Each investor must purchase a minimum of 100 shares and may purchase no more than 10,000 shares. At the board’s discretion, MVB Financial may waive the maximum amount of shares that may be purchased. Further, MVB Financial reserves the right to cancel or modify subscriptions, in whole or in part, for any reason. MVB Financial also reserves the right to reject any and all subscriptions and to determine the order in which it will accept subscriptions. The full subscription price per share must be paid at the time an investor subscribes for shares, unless the company agrees to other arrangements concerning the time and place of full payment. Funds raised from the offering will be immediately available to MVB Financial for use and therefore, MVB Financial will not use an escrow account. Additionally, there is no established minimum amount MVB Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before December 31, 2007, unless extended by MVB Financial’s Board of Directors. MVB Financial is not aware of any expected purchase amounts by its officers or directors.

MVB Financial’s board of directors has established general guidelines for management to determine offerees of common stock of the company. These guidelines allow significant discretion to management as to whom may be offered the company’s common stock. Factors which may be considered in determining who the offerees are in this offering include:

•	Existence of accounts or purchases of products with the company and its subsidiaries;

•	The profitability and volume of the existing accounts and products;

•	The longevity of the account relationship;

•	Future growth potential of the relationship between the company and its subsidiaries and the offeree;

•	Whether the offeree has in the past or may in the future, refer other persons as customers to the company and its subsidiaries;

•	Whether the offeree is an employee of the company or its subsidiaries;

•

Whether management of the company deems, in its discretion, that the offeree would be beneficial to the company, by virtue of ongoing business development or referrals, general reputation, or otherwise; and

•	Any other factor that management determines relevant.

In addition to the foregoing factors, management may provide preferential treatment in the opportunity to purchase shares to the company’s and its subsidiaries’ employees who have assisted in the development and growth of the company and its business and to provide incentives to other persons to continue to assist in the company’s growth. These guidelines are not binding on management, and the board of directors has vested in management the discretion to determine the identities of the offerees of the common stock.

USE OF PROCEEDS

MVB Financial will use the proceeds from this offering to support the growth of the bank. This includes investing the proceeds of the offering in the bank to increase its legal lending limit to any one borrower. The legal lending limit to one borrower is, generally, equal to 15% of the bank’s equity capital plus its Allowance for Loan Losses. At December 31, 2006, MVB’s legal lending limit was approximately $3.3 million. The bank would like to increase this amount to about $5 million. This can be done through bank earnings and investments by MVB Financial in MVB.

MVB may raise funds for investment by selling stock (as contemplated in this prospectus) or through the issuance of trust-preferred securities. It is anticipated that a combination of such funds will be used to increase the legal limit of MVB.

The net proceeds of this proposed stock sale, approximately $4 million, will be invested in MVB by MVB Financial. Assuming the entire offering is sold, the increase in MVB’s legal lending limit will be nearly $600,000. If all shares are not sold, the legal lending limit of MVB will increase by 15% of the net proceeds.

Trust-preferred securities are essentially debt issued by MVB Financial, the proceeds of which can be invested in MVB to increase the capital of MVB. The advantage to the trust-preferred securities is that it is a debt of MVB and does not dilute existing shareholders. The disadvantage is that as debt there is a required quarterly interest payment and expense associated therewith.

Effective March 29, 2007, MVB Financial issued $4 million in trust preferred securities, the proceeds of which were invested in MVB as equity capital. This increase in equity capital resulted in an additional increase in MVB’s legal lending limit by $600,000.

CAPITALIZATION

December 31, 2006 and 2005

The following table sets forth our actual capitalization as of December 31, 2006, and December 31, 2005.

	December 31,
	2006	2005
	(in thousands)
Stockholders’ equity:
Preferred Stock, par value $1,000; 5,000 shares authorized; None issued	$—	$—
Common Stock, $1.00 par value, 4,000,000 shares authorized; 1,467,849 and 1,336,517 issued and outstanding at December 31, 2006, and 2005, respectively	1,468	1,336
Additional paid-in capital	17,720	15,750
Treasury stock	(18)	(10)
Retained earnings	2,858	1,885
Accumulated other comprehensive income (loss)	(373)	(443)

Total Capitalization	$21,655	$18,518

MARKET PRICE AND DIVIDEND DATA

The company’s common stock is not traded on any stock exchange or over the counter. Shares of the company’s common stock are occasionally bought and sold by private individuals, firms or corporations, and the company may not have knowledge of the purchase price or the terms of the purchase. Trading of shares of the company’s common stock is very limited, and the table presented below sets forth the estimated market value for the indicated periods based on sales made known to management by persons involved in such sales and purchases. Because of its fairly recent formation, the company has not paid cash dividends and MVB Financial does not intend to declare dividends in the foreseeable future. On June 1, 2001, the bank issued stock in connection with a 5% stock dividend. The board of directors of MVB Financial declared a 5% stock dividend to shareholders of record July 1, 2004, payable August 15, 2004. No fractional shares were issued. All those entitled to receive fractional shares received cash in lieu of such shares at the estimated market price at the time of the dividend.

At December 31, 2006, MVB Financial’s common stock was owned, of record, by approximately 950 shareholders.

MVB Financial’s stockholders are entitled to receive dividends when and as declared by its board of directors, subject to various regulatory restrictions. Dividends of the bank to MVB Financial are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

	Quarterly Market Price Information
	2006		2005
	Estimated Market Value Per Share		Estimated Market Value Per Share
	High	Low	High	Low
First Quarter	16.00	16.00	14.00	14.00
Second Quarter	16.00	16.00	16.00	14.00
Third Quarter	16.00	16.00	16.00	16.00
Fourth Quarter	16.00	16.00	16.00	16.00

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	176,812	$14.64	23,188
Equity compensation plans not approved by security holders	0	0	0
Total	176,812	$14.64	23,188

On May 15, 2007, the shareholders of MVB Financial will vote on the proposed addition of 100,000 shares of common stock to the 2003 MVB Financial Corp. Stock Option Plan.

DESCRIPTION OF BUSINESS

You should read the following description of our business in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors set forth in “Risk Factors” and elsewhere in this prospectus.

The company was formed on May 29, 2003, as a bank holding company and acquired MVB effective January 1, 2004. MVB was formed on October 30, 1997, and chartered under the laws of the state of West Virginia. The bank commenced operations on January 4, 1999. During 2005 and 2006, MVB Financial formed three second-tier holding companies (MVB-Marion, Inc., MVB-Harrison, Inc., and MVB-East, Inc.) to manage the banking operations of MVB, the sole bank subsidiary, in those markets.

MVB operates offices in the Fairmont and White Hall areas of Marion County, West Virginia, the Bridgeport area of Harrison County, West Virginia, and the Somerset Village Shopping Center of Jefferson County, West Virginia. At December 31, 2006, MVB Financial had total assets of $191.3 million, total loans of $142.6 million, total deposits of $134.6 million and total stockholders’ equity of $21.7 million.

MVB’s business activities are currently confined to a single segment which is community banking. As a community banking entity, MVB offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. MVB also offers travelers checks and official checks. Services are provided through our walk-in offices, automated teller machines (“ATMs”), automobile drive-in facilities, banking by phone and Internet-based banking. Additionally, MVB offers a full line of investment products through an unaffiliated registered broker-dealer.

At December 31, 2006, the company had 59 full-time equivalent employees. MVB’s principal office is located at 301 Virginia Avenue, Fairmont, West Virginia 26554, and its telephone number is (304) 363-4800. MVB’s Internet web site is www.mvbbanking.com.

Since the opening date of January 4, 1999, MVB has experienced significant growth in assets, loans and deposits due to overwhelming community and customer support in Marion County. Our early performance in the newer markets of Harrison and Jefferson Counties is encouraging.

Recent Additions

MVB has a full-service office under construction in Martinsburg, Berkeley County, West Virginia, which will be a companion office to our existing office in the adjacent county of Jefferson.

Customers and Markets

The company’s market areas have a diverse economic structure. Principal industries or employers in Marion and Harrison Counties include health care, Fairmont State University, kindergarten through 12th grade public education, high-technology organizations and the FBI Fingerprint Identification Center. Principal industries in Jefferson County include both public and higher education, horse racing and machine gaming and retail sales. In addition, tourism and other service-related industries are important and growing components of the economy of both markets. Consequently, MVB Financial does not depend upon any one industry segment for its business operations.

MVB originates various types of loans, including commercial and commercial real estate loans, residential real estate loans, home equity lines of credit, real estate construction loans, and consumer loans (loans to individuals). In general, MVB retains most of its originated loans (exclusive of certain long-term, fixed-rate residential mortgages that are sold servicing released). However, loans originated in excess of MVB’s legal lending limit are participated to other banking institutions and the servicing of those loans is retained by MVB. MVB’s loan originations include a broad range of industrial classifications. Management has reviewed the loan portfolio and does not believe that there is any particular area of concentration in the loan portfolio. MVB has no loans to foreign entities. MVB’s lending market areas are primarily concentrated in Marion, Harrison and Jefferson Counties, West Virginia.

Commercial Loans

At December 31, 2006, MVB had outstanding approximately $83.1 million in commercial loans, including commercial and commercial real estate loans. These loans represented approximately 58% of the total aggregate loan portfolio as of that date.

Lending Practices. Commercial lending entails significant additional risks as compared with consumer lending (i.e., single-family residential mortgage lending, and installment lending). In addition, the payment experience on commercial loans typically depends on adequate cash flow of a business and thus may be subject, to a greater extent, to adverse conditions in the general economy or in a specific industry. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment and the risk involved. Extensions of credit to borrowers whose aggregate total debt, including the principal amount of the proposed loan, exceeds $800,000 requires board approval. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, MVB reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

MVB evaluates all new commercial loans and, on an annual basis, all loan relationships greater than $500,000. If deterioration in the credit worthiness of a borrower has occurred, MVB takes effective and prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered a classified loan and reviewed for possible downgrading or placement on non-accrual status.

Consumer Loans

At December 31, 2006, MVB had outstanding consumer loans of approximately $11.4 million, or 8% of the aggregate total loan portfolio.

Lending Practices. Consumer loans generally involve more risk as to collectibility than mortgage loans because of the type and nature of the collateral and, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower’s continued financial stability, and thus are more likely to be adversely affected by employment loss, personal bankruptcy, or adverse economic conditions. Credit approval for consumer loans requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, a positive credit record and sufficient collateral for secured loans. It is the practice of MVB to review its delinquent and nonperforming consumer loans monthly and to charge off loans that do not meet its standards and to adhere strictly to all laws and regulations governing consumer lending.

Real Estate Loans

At December 31, 2006, MVB had approximately $48.1 million of residential real estate loans, home equity lines of credit, and construction mortgages outstanding, representing 34% of total loans outstanding.

Lending Practices. MVB generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. MVB may lend up to 100% of the appraised value of the real estate. The risk conditions of these loans are considered during underwriting. Loans made in this lending category are generally one to three year adjustable rate, fully amortizing mortgages. MVB also originates fixed-rate real estate loans and generally sells these loans in the secondary market, servicing released. All real estate loans are secured by first mortgages with evidence of title in favor of MVB in the form of an attorney’s opinion of the title or a title insurance policy. MVB also requires proof of hazard insurance with MVB named as the mortgagee and as the loss payee. Generally, full appraisals are obtained for all mortgage loans. Appraisals are obtained from licensed appraisers.

Home Equity Loans. Home equity lines of credit are generally made as second mortgages by MVB. The maximum amount of the home equity line of credit is generally limited to 80% of the appraised value of the property less the balance of the first mortgage. MVB will lend up to 100% of the appraised value of the property at higher interest rates which are considered compatible with the additional risk assumed in these types of loans. The home equity lines of credit are written with 10-year terms, but are subject to review upon request for renewal.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, MVB may advance funds beyond the amount originally committed to permit completion of the project.

MVB’s loan underwriting criteria has been developed and is formulated in its written credit policy. The credit policy is a comprehensive lending policy, which includes underwriting standards for all categories of loans MVB offers. MVB’s lending policy includes provisions that promote a diversified loan portfolio to reduce MVB’s vulnerability to risks associated with any specific category of loans.

Another factor that helps to mitigate the risk in the MVB loan portfolio is the experience of its lenders in its market areas. The commercial lenders have between seven and 30 years of successful commercial lending experience. The consumer lenders have between 12 and 30 years of experience in their area of lending expertise. Most mortgage lenders have more than five years of experience, with several having more than 25 years of experience and can call on the senior lending officer or one of the commercial lenders for advice and counsel.

MVB’s lending activities are subject to a variety of lending limits imposed by federal and state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to MVB), in general MVB is subject to a loan-to-one borrower limit of an amount equal to (i) 15% of MVB’s unimpaired capital and surplus in the case of loans which are not fully secured by readily marketable collateral, or (ii) 25% of the unimpaired capital and surplus if the excess over 15% is fully secured by readily marketable collateral. Unless MVB sells participations in its loans to other financial institutions, MVB cannot meet all lending needs of loan customers requiring aggregate extensions of credit above these limits. Additionally, MVB may voluntarily choose to impose a policy limit on loans to a single borrower that is less than the legal limit.

MVB may not make any extension of credit to any director, executive officer, or principal shareholder of MVB or MVB Financial, or to any related interest of such person, unless the board of directors or a committee thereof approves the extension of credit, and MVB makes the loan on terms no more favorable to such person than would be available to a person not affiliated with MVB.

Competition

MVB experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and pension funds. The primary factors in competing for loans are interest rate and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds and credit unions as well as from insurance companies and brokerage firms. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office location, and overall financial condition. MVB believes that its size and community approach provide flexibility, which enables the bank to offer an array of banking products and services on a personal basis.

MVB’s primary market area is the Marion and Harrison Counties in north-central West Virginia. MVB is in process of expanding its presence in Jefferson and Berkeley Counties in the Eastern Panhandle of West Virginia. It is MVB’s goal to develop and maintain a significant presence in these two economically strong areas of West Virginia.

MVB recognizes that nearly all of its competitors offer the same products and that the primary differentiation among them is the delivery methods. MVB believes its experienced staff, well known in the markets which they serve, enables MVB to stand out among its competitors. It is our “personal touch” that individuals prefer when completing financial transactions.

Properties

MVB’s main office is located at 301 Virginia Avenue, Fairmont, West Virginia. It is owned by MVB. The Harrison County office is owned by MVB but is constructed on land which is leased for $3,000 per month from an independent third party. There is an option for MVB to purchase the land at the end of the 20-year lease term. The Jefferson County office located in the Somerset Shopping Center is owned by MVB. The building in progress in Berkeley County will be owned by MVB as well.

Additional information concerning the property and equipment owned or leased by MVB may be found at Note 4, Bank Premises, Furniture and Equipment of Notes to Consolidated Financial Statements, included herein.

Permitted Non-Banking Activities

The Federal Reserve permits bank holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. MVB Financial presently does not engage in, nor does it have any immediate plans to engage in, any non-banking activities bank holding companies are permitted to perform.

A notice of proposed non-banking activities must be furnished to the Federal Reserve and the West Virginia Board of Banking and Financial Institutions before MVB Financial engages in such activities, and an application must be made to the Federal Reserve and the West Virginia Board of Banking and Financial Institutions concerning acquisitions by MVB Financial of corporations engaging in those activities. In addition, the Federal Reserve may, by order issued on a case-by-case basis, approve additional non-banking activities.

Employees

MVB had 54 full-time and eight part-time employees on December 31, 2006, for a total of 59 full-time equivalent employees.

Legal Proceedings

MVB Financial is not involved in any legal proceeding. Its wholly-owned subsidiary, MVB, is involved in a single routine legal action, which is incidental to its business of commercial banking. There are no material amounts involved in this routine legal action, and the effects of this legal proceeding on the results of operations and liquidity of MVB Financial are immaterial.

Supervision and Regulation

MVB Financial is regulated by the Federal Reserve Bank under the Bank Holding Company Act of 1956, as amended. MVB and virtually all aspects of its operations are subject to supervision, regulation and examination by the West Virginia Commissioner of Banking and the Federal Deposit Insurance Corporation (FDIC). A summary of some of the major regulatory issues follow. The summary is not exhaustive, and reference is made to applicable statutes and regulations for more detailed information regarding supervision and regulation of entities such as MVB Financial and MVB. Statutes, regulations and regulatory policies of the federal and West Virginia governments and their agencies are subject to change and it is impossible to predict the effects that any such changes may have on MVB and its operations.

The following is a summary of certain statutes and regulations affecting MVB Financial and MVB and is qualified in its entirety by reference to such statutes and regulations:

Bank Holding Company Regulation. MVB Financial is a bank holding company under the Bank Holding Company Act of 1956, as amended, which restricts the activities of MVB Financial and any acquisition by MVB Financial of voting stock or assets of any bank, savings association or other company. MVB Financial is subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. MVB Financial’s subsidiary bank is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to MVB Financial or its subsidiaries, investments in the stock or other securities thereof and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances or letters of credit on behalf of MVB Financial and its subsidiary; purchases or sales of securities or other assets; and the payment of money or furnishing of services to MVB Financial and other subsidiaries. MVB Financial is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank or bank holding company without the prior approval of the Federal Reserve Board. MVB Financial and the bank are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by MVB Financial or the bank.

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange proposed corporate governance rules that were enacted by the Securities and Exchange Commission. The changes are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors, and should not significantly impact MVB Financial.

Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, MVB’s chief executive officer and chief financial officer are each required to certify that MVB’s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of MVB Financial’s internal controls; they have made certain disclosures to MVB Financial’s auditors and the audit committee of the board of directors about MVB Financial’s internal controls; and they have included information in MVB’s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in MVB Financial’s internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. Effective in 2007, Section 404 of Sarbanes-Oxley will become applicable to MVB Financial.

The Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999) permits bank holding companies to become financial holding companies. This allows them to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines “financial in nature” to include: securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well-capitalized, well-managed and has at least a satisfactory Community Reinvestment Act rating.

Banking Subsidiary Regulation. MVB was chartered as a state bank and is regulated by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation. Deposits of MVB are insured by the FDIC to the extent permissible under the law. MVB is a shareholder/member of the Federal Home Loan Bank of Pittsburgh.

Federal Deposit Insurance Corporation

The FDIC insures the deposits of MVB, and MVB is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the bank’s regulatory agency.

Federal Home Loan Bank

The FHLB provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, MVB must maintain an investment in the capital stock of that FHLB in an amount equal to the greater of 1.0% of the aggregate outstanding principal amount of its respective residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances from the FHLB.

Capital Requirements

Federal Reserve Board. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. For further discussion regarding MVB’s risk-based capital requirements, see Note 14 of the Notes to the Consolidated Financial Statements included herein.

West Virginia Division of Banking. State banks, such as MVB, are subject to similar capital requirements adopted by the West Virginia Division of Banking.

Limits on Dividends

MVB Financial’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends MVB declares. However, the Federal Reserve Board expects MVB

Financial to serve as a source of strength to MVB. The Federal Reserve Board may require MVB Financial to retain capital for further investment in MVB, rather than pay dividends to its shareholders. MVB may not pay dividends to MVB Financial if, after paying those dividends, MVB would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. MVB must have the approval from the West Virginia Department of Banking if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year’s net earnings as defined and the retained earnings for the preceding two years as defined, less required transfers to surplus. These provisions could limit MVB Financial’s ability to pay dividends on its outstanding common shares. At January 1, 2007, MVB had $1.45 million available for dividends.

Federal and State Laws

MVB is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas. MVB’s latest Community Reinvestment Act Rating was “Satisfactory.”

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposit accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets and the activities of monetary and fiscal authorities, MVB cannot definitely predict future changes in interest rates, credit availability or deposit levels.

Effect of Environmental Regulation

MVB’s primary exposure to environmental risk is through lending activities. In cases when management believes environmental risk potentially exists, the bank mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination. Commercial real estate parcels that pose higher than normal potential for environmental impact because of present and past uses of the subject property and adjacent sites normally are required to be environmentally evaluated. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral.

Management reviews residential real estate loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan and the materiality of the specific credit.

MVB anticipates no material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations.

International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (USA Patriot Act)

The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the “Patriot Act”) was adopted in response to the September 11, 2001 terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion contains statements that refer to future expectations, contain projections of the results of operations or of financial condition, or state other information that is “forward-looking.” “Forward-looking” statements are easily identified by the use of words such as “could,” “anticipate,” “estimate,” “believe,” and similar words that refer to a future outlook. There is always a degree of uncertainty associated with “forward-looking” statements. MVB Financial’s management believes that the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated.

Many factors could cause MVB Financial’s actual results to differ materially from the results contemplated by the forward-looking statements. Some factors, which could negatively affect the results, include:

•	General economic conditions, either nationally or within MVB Financial’s markets, could be less favorable than expected;

•	Changes in market interest rates could affect interest margins and profitability;

•	Competitive pressures could be greater than anticipated;

•	Legal or accounting changes could affect MVB Financial’s results;

•	Adverse changes could occur in the securities and investments markets; and

•	Those risk factors on page 2 of this prospectus.

In Management’s Discussion and Analysis we review and explain the general financial condition and the results of operations for MVB Financial and the bank. We have designed this discussion to assist you in understanding the significant changes in MVB Financial’s financial condition and results of operations. We have used accounting principles generally accepted in the United States to prepare the accompanying consolidated financial statements.

Statistical Financial Information Regarding MVB Financial

The following December 31 comparative information below has been derived from MVB Financial Consolidated Financial Statements. Information for all other periods is from MVB’s Financial Statement.

	Years Ended December 31,
(Amounts in Thousands, except Percent and Per Share Data)	2006	2005	2004	2003	2002
Operating Data
For the year ended:
Total interest income	$10,011	$6,651	$5,536	$4,852	$4,227
Total interest expense	4,360	2,326	1,570	1,702	1,852
Net interest income	5,651	4,325	3,966	3,150	2,375
Provision for loan losses	445	160	269	223	225
Other income	1,240	876	677	598	458
Other expense	5,132	4,284	2,689	2,348	2,033
Net income (loss)	973	562	1,058	781	400

Balance Sheet Data
At year-end:
Total assets	$191,284	$151,334	$106,206	$94,936	$80,977
Investment securities	28,739	28,534	20,791	25,073	22,335
Gross loans	142,599	105,214	78,844	62,615	48,032
Total deposits	134,593	113,953	85,486	75,338	64,904
Stockholders’ equity	21,655	18,518	8,843	7,818	7,340

Average Balance Sheet Data
Total assets	$168,950	$123,668	$101,887	$91,981	$74,597
Investment securities	27,989	22,466	23,012	25,219	18,794
Gross loans	124,794	87,145	70,252	55,301	42,153
Total deposits	119,947	95,349	81,414	71,657	58,294
Stockholders’ equity	20,017	12,957	8,342	7,575	5,379

Significant Ratios
Net income (loss) to:
Average total assets	0.58%	0.45%	1.04%	0.85%	0.54%
Average stockholders’ equity	4.86	4.34	12.68	10.31	7.44
Average stockholders’ equity to average total assets	11.85	10.48	8.19	8.24	7.21
Average gross loans to average deposits	104.0	91.4	86.3	77.2	72.3
Risk-based capital ratios:
Tier I Capital	14.37%	15.66%	11.27%	11.98%	13.98%
Total Capital	15.21	16.45	12.40	13.03	14.96
Leverage Ratio	11.35	11.82	8.35	8.21	8.95
Interest rate spread	3.28	3.47	3.90	3.38	3.13
Net interest margin	3.72	3.79	4.13	3.63	3.40
Loans past due more than 30 days to gross loans	1.59	1.10	1.27	.03	.87
Loans past due more than 90 days to gross loans	.03	1.52	.39	.01	.35

Per Share Data
Net Income:
Basic	$0.68	$0.57	$1.46	$1.10	$0.70
Fully diluted	0.67	0.56	1.41	1.07	0.68
Cash dividends paid	N/A	N/A	N/A	N/A	N/A
Book value at end of period	14.82	12.85	11.80	11.04	10.37
Shares outstanding at end of period	1,468	1,337	743	708	708
Weighted average shares outstanding:
Basic	1,428	993	726	708	571
Fully diluted	1,443	1,008	752	730	586

Introduction

The following discussion and analysis of the Consolidated Financial Statements of MVB Financial is presented to provide insight into management’s assessment of the financial results and operations of MVB Financial. MVB Bank, Inc. is the sole operating subsidiary of MVB Financial and all comments, unless otherwise noted, are related to the bank. You should read this discussion and analysis in conjunction with the audited consolidated financial statements and footnotes and the ratios and statistics contained elsewhere in this Prospectus.

Application of Critical Accounting Policies

MVB Financial’s consolidated financial statements are prepared in accordance with U. S. generally accepted accounting principles and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.

The most significant accounting policies followed by the bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of losses inherent in classifications of homogeneous loans based on historical loss experience of peer banks, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Non-homogeneous loans are specifically evaluated due to the increased risks inherent in those loans. The loan portfolio also represents the largest asset type in the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan Losses section of this financial review.

Recent Accounting Pronouncements and Developments

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS

No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for the company’s fiscal years beginning after December 15, 2006. The company is currently reviewing the effect FIN 48 will have on its financial statements but does not expect that adoption of FIN 48 will materially impact our financial position, income or cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ request for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company is currently reviewing the effect SFAS 157 will have on its financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment of FASB Statement No. 115 (“FASB 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. FASB 159 will be effective for us beginning in fiscal 2008. We are currently evaluating the impact that FASB 159 could have on our consolidated financial statements.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS no. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires the company to (a) recognize in its statement of financial position the overfunded or underfunded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (b) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period, (c) measure defined benefit plan assets and defined benefit plan obligations as of the date of the company’s statement of financial position, and (d) disclose additional information about certain effects on net periodic benefit costs in the upcoming fiscal year that arise from the delayed recognition of the actuarial gains and losses and the prior service costs and credits. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of FASB 158 did not have a material effect on the financial statements.

Share-Based Payment

On December 16, 2004, the Financial Accounting Standards Board issued FASB No. 123 (revised 2004), “Share-Based Payment” (“FASB 123R”). In April 2005, the Securities and Exchange Commission (the “SEC”) adopted a rule permitting implementation of FASB 123R at the beginning of the fiscal year commencing after June 15, 2005. Under the provisions of FASB 123R, an entity is required to treat all stock-based compensation as a cost that is reflected in the financial statements. The company was required to adopt SFAS 123R beginning in its fiscal quarter ended March 31, 2006. The company adopted SFAS 123R using the modified prospective method whereby the company must recognize the expense only for periods beginning after December 31, 2005. The adoption of FASB 123R had no impact upon the financial statements.

Several other new accounting standards became effective during the periods presented or will be effective subsequent to December 31, 2006. None of these new standards had or is expected to have a significant impact on the company’s consolidated financial statements.

Summary Financial Results

MVB Financial earned $973,000 in 2006 compared to $562,000 in 2005. The earnings equated to a 2006 return on average assets of .58% and a return on average equity of 4.86%, compared to prior year results of .45% and 4.34%, respectively. Basic earnings per share was $.68 in 2006 compared to $.57 in 2005. Diluted earnings per share was $.67 in 2006 compared to $.56 in 2005. The most significant factor in the increase in 2006 profitability was the performance of two offices added in 2005. Salaries expense increased by $412,000, mostly relating to staffing of the additional offices for a full year. Occupancy and equipment depreciation and maintenance increased by $146,000 and $63,000 respectively, all relating to a full year’s operations at the two additional offices. Data processing expense increased by $128,000, a result of an increased volume of transactions and the offering of additional services such as online banking and bill payment. Interest income increased by $3.4 million to $10.0 million and interest expense increased by $2.0 million to $4.3 million, resulting in an increase in net interest income of $1.3 million, mainly relating to the contribution of the new offices. Other income increased by $364,000, $128,000 of which related to fees on loans sold in the secondary market and $117,000 in additional service charges on deposit accounts. The 2006 results support MVB Financial’s belief that it has added further value to the franchise by establishing a presence in what we believe are two of the better markets in West Virginia. As these locations have time to develop further in 2007, results of operations should continue to reap the rewards of the outlay of expenditures in 2005.

While operating in a challenging interest rate environment, the bank achieved a 6.59% yield on earning assets in 2006 compared to 5.83% in 2005. Despite extensive competition, total loans increased to $142.6 million at December 31, 2006, from $105.2 million at December 31, 2005. The bank’s ability to originate quality loans is supported by a minimal delinquency rate and non-accrual and impaired loans totaling $5,000 at December 31, 2006.

Deposits increased to $134.6 million at December 31, 2006, from $114.0 million at December 31, 2005, due in large part to MVB Financial’s expansion into the Harrison and Jefferson County markets. MVB Financial offers an uncomplicated product design accompanied by a simple fee structure that is attractive to customers. The overall cost of funds for the bank was 3.32% in 2006 compared to 2.36% in 2005. This cost of funds, combined with the earning asset yield, resulted in a net interest margin of 3.72% in 2006 compared to 3.79% in 2005.

The bank maintained a high-quality, short-term investment portfolio during 2006 to provide liquidity in the balance sheet, to fund loan growth, for repurchase agreements and to provide security for state and municipal deposits.

Interest Income and Expense

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as sweep accounts, and repurchase agreements. Net interest income remains the primary source of revenue for MVB Financial. Net interest income is also impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest bearing demand deposits and equity.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by MVB Financial’s balance sheet. As noted above, the net interest margin was 3.72% in 2006 compared to 3.79% in 2005. The net interest margin continues to face considerable pressure due to competitive pricing of loans and deposits in MVB Financial’s markets. During 2006, the Federal Reserve raised interest rates four times for a total increase of 1.00% which had a negative impact on MVB Financial’s interest margin. Management’s estimate of the impact of future changes in market interest rates is shown in the section captioned “Interest Rate Risk.”

Management continues to analyze methods to deploy MVB Financial’s assets into an earning asset mix which will result in a stronger net interest margin. Loan growth continues to be strong and management anticipates that loan activity will remain strong in the near term future.

During 2006, net interest income increased by $1.3 million or 30.7% to $5.6 million in 2006 from $4.3 million in 2005. This increase is largely due to the growth in average earning assets, primarily $37.6 million in loans. Average total earning assets were $151.8 million in 2006 compared to $114.0 million in 2005. Average total loans grew to $124.8 million in 2006 from $87.1 million in 2005. Primarily as a result of this growth, total interest income increased by $3.4 million, or 50.5%, to $10.0 million in 2006 from $6.6 million in 2005. Average interest-bearing liabilities, mainly deposits, likewise increased in 2006 by $32.8 million. Average interest-bearing deposits grew to $103.1 million in 2006 from $83.6 million in 2005. Total interest expense increased by $2.0 million or 87.5%, to $4.4 million in 2006 from $2.4 million in 2005. This increase in interest expense was the result of a 96 basis point increase in interest cost from 2005 to 2006, along with an increase in average interest-bearing liabilities of $32.8 million.

The growth in the volume of earning assets during 2006 and the rate increases by the Federal Reserve combined to result in the yield on earning assets improving to 6.59% in 2006 from 5.83% in 2005. The loan portfolio yield increased by 57 basis points, due mainly to the volume of adjustable rate loans repricing as interest rates increased, while MVB Financial’s investment portfolio yield increased by 54 basis points and interest-bearing deposits in banks yield increased by 128 basis points.

The cost of interest-bearing liabilities increased to 3.32% in 2006 from 2.36% in 2005. This increase is primarily the result of the higher interest rates paid on money market accounts, certificates of deposit, individual retirement accounts, repurchase agreements and Federal Home Loan Bank borrowings.

Statistical Financial Information Regarding MVB Financial Corp.

The following tables provide further information about MVB Financial’s interest income and expense:

Average Balances and Analysis of Net Interest Income:

	2006			2005
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-bearing deposits in banks	$683	$30	4.39%	$5,146	$160	3.11%
Federal funds sold	—	—	—	158	4	2.53
Investment securities	27,335	1,179	4.31	22,466	846	3.77
Loans
Commercial	60,195	4,698	7.80	41,269	2,784	6.75
Tax exempt	6,536	302	4.62	4,860	223	4.59
Real estate	42,262	2,642	6.25	28,177	1,621	5.75
Consumer	15,801	1,160	7.34	12,839	1,013	7.89
Allowance for loan losses	(1,001)			(899)

Net loans	123,793	8,802	7.11	86,246	5,641	6.54

Total earning assets	151,811	10,011	6.59	114,016	6,651	5.83
Cash and due from banks	4,297			3,057
Other assets	12,842			6,595

Total assets	$168,950			$123,668

Liabilities
Deposits:
Non-interest bearing demand	$16,797	$—		$11,707	$—
NOW	11,452	64	0.56	9,514	48	0.50
Money market checking	25,405	606	2.39	25,009	397	1.59
Savings	6,151	36	0.59	6,089	36	0.59
IRAs	5,875	238	4.05	4,731	167	3.53
CDs	54,269	2,259	4.16	38,299	1,239	3.24
Repurchase agreements and federal funds Sold	19,581	698	3.56	11,029	248	2.25
Federal Home Loan Bank borrowings	8,673	459	5.28	3,941	191	4.85

Total interest-bearing liabilities	131,406	4,360	3.32	98,612	2,326	2.36

Other liabilities	732			392

Total liabilities	148,935			110,711
Stockholders’ equity
Common stock	1,360			954
Paid-in capital	16,314			10,227
Retained earnings	2,791			2,071
Accumulated other comprehensive income	(450)			(295)

Total stockholders’ equity	20,015			12,957

Total liabilities and stockholders’ equity	$168,950			$123,668

Net interest spread			3.27			3.47
Impact of non-interest bearing funds on margin			0.45			0.32

Net interest income-margin		$5,651	3.72%		$4,325	3.79%

Rate/Volume Analysis of Changes in Interest Income and Expense:

	2006 vs. 2005 Increase (Decrease) Due to change in:
(Dollars in thousands)	Volume(1)	Rate(1)	Net
Interest earning assets:
Loan portfolio:
Commercial	$1,477	$437	$1,914
Tax exempt	77	2	79
Real Estate	881	140	1,021
Consumer	217	(70)	147

Net loans	$2,652	$509	$3,161
Investment securities(1)	210	123	333
Interest-bearing deposits in banks	(196)	66	(130)

Total interest-earning assets	$2,666	$698	$3,364

Interest-bearing liabilities:
NOW	$11	$5	$16
Money market checking	9	201	210
Savings	—	—	—
IRAs	46	25	71
CDs	665	355	1,020
Repurchase agreements	305	145	450
FHLB borrowings	250	17	267

Total interest-bearing liabilities	$1,286	$748	$2,034

Net interest income	$1,380	$(50)	$1,330

	2005 vs. 2004 Increase (Decrease) Due to change in:
(Dollars in thousands)	Volume(1)	Rate(1)	Net
Interest earning assets:
Loan portfolio:
Commercial	$456	$90	$546
Tax exempt	173	4	177
Real Estate	375	(69)	306
Consumer	(12)	(43)	(55)

Net loans	$992	$(18)	$974
Investment securities(1)	(21)	50	29
Interest-bearing deposits in banks	51	58	109
Federal funds sold	1	2	3

Total interest-earning assets	$1,023	$92	$1,115

Interest-bearing liabilities:
NOW	$10	$—	$10
Money market checking	44	134	178
Savings	6	—	6
IRAs	28	13	41
CDs	151	138	289
Repurchase agreements	71	109	180
FHLB borrowings	(1)	53	52

Total interest-bearing liabilities	$309	$447	$756

Net interest income	$714	$(355)	$359

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

MVB Financial’s provision for loan losses for 2006 and 2005 were approximately $445,000 and $160,000, respectively. This increase principally relates to the increase in loans outstanding.

Determining the appropriate level of the Allowance for Loan Losses (ALL) requires considerable management judgment. In exercising this judgment, management considers numerous internal and external factors including, but not limited to, portfolio growth, national and local economic conditions, trends in the markets served and guidance from the bank’s primary regulators. Management seeks to maintain an ALL that is appropriate in the circumstances and that complies with applicable accounting and regulatory standards. Further discussion can be found later in this discussion under “Allowance for Loan Losses.”

Non-Interest Income

Fees related to deposit accounts and cash management accounts represent the significant portion of the bank’s primary non-interest income. The total of non-interest income for 2006 was $1.2 million versus $876,000 in 2005.

The most significant increase in non-interest income from 2006 to 2005 was $128,000 of fees on loans sold into the secondary market. This increase is mainly the result of increased focus on secondary market loans. Other areas of significant increase in non-interest income were service charges on deposit accounts which increased by $117,000 to $591,000 and Visa debit card income, which increased by 47.8% to $170,000.

Loss on sale of securities during 2006 totaled $4,000 versus $5,000 in 2005. The bank does not routinely sell securities from the portfolio, however, during 2006, some very small mortgage-backed securities were sold and replaced with higher yielding agencies which were used for repurchase agreements.

The bank is constantly searching for new non-interest income opportunities that enhance income and provide customer benefits.

Non-Interest Expense

Non-interest Expense was $5.13 million in 2006 versus $4.28 in 2005. Approximately 56% and 58% of non-interest expense for 2006 and 2005, respectively, related to personnel costs. Personnel is the lifeblood of every service organization, which is why personnel cost is such a significant part of the expenditure mix. This increase in personnel cost from $2.48 million to $2.90 million represents a full year of staffing for the Harrison and Jefferson offices as well as salary adjustments for existing staff.

Data processing comprised approximately 12.3% and 11.8% of total non-interest expense during 2006 and 2005, respectively, growing from $505,000 in 2005 to $633,000 in 2006. This increase is the result of increasing account and transaction volumes from one year to the next, a full year’s operation of the Harrison and Jefferson County offices and the continued focus on internet banking and bill payment services.

In 2006 occupancy expense increased by 62.7% to $379,000 and equipment depreciation and maintenance increased by 25.5% to $310,000. These increases were a direct result of expansion into the Harrison and Jefferson County markets.

2005 compared to 2004

Net interest income increased by $359,000 when comparing 2005 with 2004 results. This increase is largely due to growth in average earning assets, primarily loans, of $16.9 million in 2005. Average interest-bearing liabilities, mainly deposits, increased by $14.4 million in 2005. This increase was due to an increase in average interest-bearing deposits of $11.2 million.

Non-interest income is comprised of fees related to deposit accounts and cash management accounts. Non-interest income was $876,000 in 2005 compared to $677,000 in 2004. This increase was due primarily to increased deposit account activity, the addition of secondary market loan income and interest income on additional bank owned life insurance purchased in 2005.

Non-interest expense reached $4.3 million in 2005 compared to $2.7 million in 2004. This increase is representative of the continued growth in the Harrison and Jefferson county markets.

Income Taxes

MVB Financial incurred income tax expense of $341,000 in 2006 and $195,000 in 2005.

The effective tax rate was 26% in 2005 and 2006.

Return on Assets

MVB Financial ‘s return on average assets was .58% in 2006, .45% in 2005 and 1.04% in 2004. The increased return in 2006 is a direct result of the improving performance of the Harrison and Jefferson offices as they continue to grow and mature. The 2005 results reflect all of the costs of opening the Harrison and Jefferson offices, with less than a full year to realize earnings from the new locations.

Return on Equity

MVB Financial’s return on average stockholders’ equity (“ROE”) was 4.86% in 2006, compared to 4.34% in 2005 and 12.68% in 2004. The increased return in 2006 is a direct result of the improving performance of the Harrison and Jefferson offices as they continue to grow. As with return on assets, the 2005 results reflect all the costs of opening the new offices with less than a full year to realize earnings from those offices. MVB also added $9 million in capital in 2005, which in addition to reduced earnings discussed previously, had a significant negative impact on ROE.

Overview of the Statement of Condition

The MVB Financial balance sheet changed significantly from 2005 to 2006. Loans increased by $37.4 million to $142.6 million at December 31, 2006. This increase was largely due to growth in Harrison County, where $27.4 million in new loans were added to the portfolio. Bank premises, furniture and equipment increased by $867,000 as MVB Financial has begun construction of a new facility in Berkeley County, West Virginia. Additionally, loans held for sale increased by $1.3 million and other assets increased by $807,000, $558,000 of which was FHLB stock. Deposits increased by $20.6 million, $9.8 million relating to Harrison County and $1.7 million relating to Jefferson County. Repurchase agreements increased by $4.9 million, $4.4 million relating to Harrison County. FHLB borrowings increased by $10.8 million, much of which was used to fund loan growth. Finally, stockholders’ equity increased by $3.1 million, $2.1 million of which represented the completion of an $11.6 million public offering began in 2005 and $973,000 in 2006 earnings. These areas of growth are in large part the direct result of growth in the Harrison and Jefferson county markets, in addition to the continued success of MVB Financial in the Marion County market.

Cash and Cash Equivalents

MVB Financial’s cash and cash equivalents totaled $6.4 million at December 31, 2006, compared to $3.1 million at December 31, 2005, an increase of $3.3 million, $2.9 million of which represents an increase in the cash letter on the final day of the year from that of 2005.

Management believes the current balance of cash and cash equivalents adequately serves MVB Financial’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of MVB Financial are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable MVB Financial to meet cash obligations as they come due.

Investment Securities

Investment securities totaled $28.7 million at December 31, 2006, compared to $28.5 million at December 31, 2005.

MVB Financial’s investment securities are primarily classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for MVB Financial in terms of managing the portfolio for liquidity, yield enhancement and interest rate risk management opportunities. At December 31, 2006, the amortized cost of MVB Financial’s investment securities totaled $29.1 million, resulting in unrealized depreciation in the investment portfolio of $378,000.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Investment/Asset and Liability Committee (“IALC”) meetings. The IALC also monitors net interest income and manages interest rate risk for MVB Financial. Through active balance sheet management and analysis of the investment securities portfolio, MVB Financial maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

MVB Financial’s lending is primarily focused in Marion, Harrison and Jefferson Counties, West Virginia with a secondary focus on the adjacent counties in West Virginia. The portfolio consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and consumer lending. Loans totaled $142.6 million as of December 31, 2006, compared to $105.2 million at December 31, 2005.

During 2006, MVB Financial experienced loan growth of $27.4 million in Harrison County and $9.8 million in Jefferson County. The most significant portion of the growth came in the commercial and non-residential real estate area. Commercial and non-residential real estate loans grew approximately $24.1 million, while adjustable rate residential real estate loans grew $15.2 million.

At December 31, 2006, commercial loans represented the largest portion of the portfolio approximating 58.3% of the total loan portfolio. Commercial loans totaled $83.1 million at December 31, 2006, compared to $59.0 million at December 31, 2005. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Management expects commercial loan demand to continue to be strong in 2007.

Residential real estate loans to MVB Financial’s retail customers (including home equity lines of credit) account for the second largest portion of the loan portfolio, comprising 33.7% of MVB Financial’s total loan portfolio. Residential real estate loans totaled $48.1 million at December 31, 2006, compared to $32.9 million at December 31, 2005. Included in residential real estate loans are home equity credit lines totaling $10.7 million at December 31, 2006, compared to $4.5 million at December 31, 2005. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a primary focus of MVB Financial’s lending due to the lower risk factors associated with this type of loan and the opportunity to provide service to those in the Marion, Harrison and Jefferson County markets.

Consumer lending continues to be a part of MVB Financial’s core lending. At December 31, 2006, consumer loan balances totaled $11.4 million compared to $13.3 million at December 31, 2005. The majority of MVB Financial’s consumer loans are in the direct lending area. Management is pleased with the quality of the consumer loan portfolio, which can be attributed to the many years of experience of its consumer lenders. The following table provides additional information about MVB Financial’s loans:

Loan maturities at December 31, 2006:

	One Year or Less	Thru Five Years	Due After Five Years	Total
Commercial and nonresidential real estate	$13,967	$35,444	$33,713	$83,124
Residential real estate	2,788	6,133	39,144	48,065
Consumer and other	3,574	7,645	191	11,410

Total	$20,329	$49,223	$73,047	$142,599

The preceding data has been compiled based upon the earlier of either contractual maturity or next repricing date.

Loan Portfolio Analysis:

(Dollars in Thousands)	2006	2005
Year-end balances:
Commercial, financial and agricultural	$83,124	$59,052
Real estate	48,065	32,903
Consumer	11,410	13,259

Total	$142,599	$105,241

Loan Concentration

At December 31, 2006, commercial loans comprised the largest component of the loan portfolio. There are very few commercial loans that are not secured by real estate. Such non-real estate secured loans generally are lines of credit secured by accounts receivable. While the loan concentration is in commercial loans, the commercial portfolio is comprised of loans to many different borrowers, in numerous different industries but primarily located in our market areas.

Allowance for Loan Losses

Management continually monitors the risk in the loan portfolio through review of the monthly delinquency reports and through the activity of the Loan Review Committee. The Loan Review Committee is responsible for the determination of the adequacy of the allowance for loan losses. This analysis involves both experience of the portfolio to date and the makeup of the overall portfolio. Specific loss estimates are derived for individual loans based on specific criteria such as current delinquency status, related deposit account activity, where applicable, local market rumors, which are generally based on some factual information, and changes in the local and national economy. While local market rumors are not measurable or perhaps not readily supportable, historically, this form of information has been a valuable indication of a potential problem.

The result of the evaluation of the adequacy at each period presented herein indicated that the allowance for loan losses was considered adequate to absorb losses inherent in the loan portfolio.

At December 31, 2006, MVB Financial had non-accrual and impaired loans totaling $5,000 versus $116,000 as of this same date in 2005. A portion of the Allowance for Loan Losses was allocated to cover any loss in these loans. Loans past due more than 30 days were $2,276,000 and $1,157,000, respectively at December 31, 2006 and 2005.

	December 31
	2006	2005
Loans past due more than 30 days to gross loans	1.59%	1.10%
Loans past due more than 90 days to gross loans	.03%	.03%

Excluded from the 2005 information is a $1.3 million, 80% USDA guaranteed, secured loan. This loan was paid off in the first quarter of 2006 through the liquidation of collateral consisting of machinery and equipment. If this loan were included in the table above, loans past due more than 90 days to gross loans would have been 1.52%.

MVB Financial incurred net charge-offs of $112,000 in 2006 and $178,000 in 2005. MVB Financial’s provision for loan losses was $445,000 in 2006 and $160,000 in 2005. Net charge-offs represented .09% and .20% in 2006 and 2005, respectively, compared to average outstanding loans for the indicated period.

	2006	2005
Balance, January 1	$873	$891
Provision	445	160
Charge-offs	119	187
Recoveries	(7)	(9)

Net charge-offs	112	178

Balance, December 31	$1,206	$873

The following table reflects the allocation of the allowance for loan losses as of December 31:

(Dollars in Thousands)

Allocation of allowance for loan losses at December 31:

	2006	2005
Commercial	$482	$349
Real estate	362	184
Consumer	362	340

Total	$1,206	$873

Percent of loans to total loans at December 31:
Commercial	58%	56%
Real estate	34	31
Consumer	8	13

Total	100%	100%

Non-performing assets consist of loans that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan is returned to accrual status.

Non-performing assets and past due loans:

(Dollars in Thousands)	2006	2005
Non-accrual loans
Commercial	$—	$35
Real estate	—	—
Consumer	5	81

Total non-accrual loans	5	116
Renegotiated loans	—	—

Total non-performing loans	5	116
Other real estate, net	—	—

Total non-performing assets	$5	$116

Accruing loans past due 90 days or more	—	—

Non-performing loans as a % of total loans	.00%	.11%
Allowance for loan losses as a % of non-performing loans	24,120%	753%

Funding Sources

MVB Financial considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for MVB, totaling $134.6 million, or 79.8% of MVB Financial’s funding sources at December 31, 2006. This same information at December 31, 2005 reflected $114.0 million in deposits representing 86.1% of such funding sources. Cash management accounts, which are available to large corporate customers represented 12.0% and 11.6% of MVB Financial’s funding sources at December 31, 2006 and 2005, respectively. Borrowings from the Federal Home Loan Bank of Pittsburgh for specific purposes represented the remainder of such funding sources.

Management continues to emphasize the development of additional non-interest-bearing deposits as a core funding source for MVB Financial. At December 31, 2006, non-interest-bearing balances totaled $19.8 million compared to $13.5 million at December 31, 2005 or 14.7% and 11.9% of total deposits respectively.

Interest-bearing deposits totaled $114.8 million at December 31, 2006, compared to $100.4 million at December 31, 2005. On a percentage basis, Certificates of Deposits comprise the largest component of MVB Financial’s deposits. Average interest-bearing liabilities totaled $131.4 million during 2006 compared to $98.6 million during 2005. Average non-interest bearing liabilities totaled $17.5 million during 2006 compared to $12.0 million during 2005. Management will continue to emphasize deposit gathering in 2007 by offering outstanding customer service and competitively priced products.

Maturities of Certificates of Deposit $100,000 or more:

(Dollars in Thousands)	2006
Under 3 months	$1,502
Over 3-6 months	8,691
Over 6 to 12 months	11,278
Over 12 months	7,195

Total	$28,666

There are no other time deposits of $100,000 or more.

Federal Home Loan Bank borrowings and repurchase agreements:

(Dollars in Thousands)	2006	2005
Ending balance	$33,999	$18,311
Average balance	28,254	14,970
Highest month-end balance	35,946	18,311
Interest expense	1,157	439
Weighted average interest rate:
End of Year	4.36%	3.24%
During the Year	4.09%	2.93%

Along with traditional deposits, MVB Financial has access to both overnight repurchase agreements and Federal Home Loan Bank borrowings to fund its operations and investments. MVB Financial’s repurchase agreements totaled $20.2 million at December 31, 2006, compared to $15.3 million in 2005. Federal Home Loan Bank borrowings totaled $13.8 million at December 31, 2006, compared to $3.0 million at year-end 2005.

Capital/Stockholders’ Equity

During the year ended December 31, 2006, stockholders’ equity increased approximately $3.1 million to $21.6 million. This increase consists of $2.1 million raised through the completion of a public stock offering begun in 2005 and MVB Financial’s net income for the year of $973,000. MVB Financial paid no dividends during 2006 or 2005.

At December 31, 2006, accumulated other comprehensive income (loss) totaled ($373,000), a decrease in the loss of $70,000 from December 31, 2005. This principally represents net unrealized loss on available-for-sale securities and the adjustment to initially apply FASB 158, net of income taxes, at December 31, 2006. Because the vast majority of all the investment securities in MVB Financial’s portfolio are classified as available-for-sale, both the investment and equity sections of MVB Financial’s balance sheet are more sensitive to the changing market values of investments than those institutions that classify more of their investment portfolio as “held to maturity”. Interest rate fluctuations between year-end 2006 and 2005 resulted in the change in market value of the portfolio.

MVB Financial has complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning MVB Financial’s risk-based capital ratios can be found in Note 14 of the Notes to the Consolidated Financial Statements. At December 31, 2006, MVB Financial’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. MVB Financial’s risk-based capital ratio of 15.2% at December 31, 2006, is above the well-capitalized standard of 10%. MVB Financial’s Tier 1 capital ratio of 14.4% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2006, was 11.4% and was also above the well-capitalized standard of 5%. Management believes MVB Financial’s capital continues to provide a strong base for profitable growth.

Liquidity and Interest Rate Sensitivity

The objective of MVB Financial’s asset/liability management function is to maintain consistent growth in net interest income within its policy guidelines. This objective is accomplished through management of MVB Financial’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

Interest Rate Risk

The most significant market risk resulting from MVB Financial’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. MVB Financial’s Investment/ Asset/ Liability Committee (IALC) is responsible for the overall review and management of the bank’s balance sheet related to the management of interest rate risk. The IALC strives to keep MVB Financial focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

To this end, the IALC has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The IALC relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The IALC places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the IALC is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and what is perceived to be the most likely alternative interest rate forecast. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. If necessary, additional balance sheet strategies are developed and simulations prepared. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, what alternative strategies should be considered. The policy calls for periodic review by the IALC of assumptions used in the modeling.

The IALC believes that it is beneficial to monitor interest rate risk for both the short-and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet have been established. The IALC has determined that the earnings at risk of the bank shall not change more than 10 % from the base case for a 1% shift in interest rates, nor more than 15% from the base case for a 2% shift in interest rates. MVB Financial is in compliance with this policy as of December 31, 2006.

The following table is provided to show the earnings at risk of MVB Financial as of December 31, 2006.

(Dollars in Thousands)

Immediate Interest Rate Change (one year time frame) (in Basis Points)	Estimated Increase (Decrease) in Net Interest Income December 31, 2005
	Amount	Percent
+200	$7,245	10.2%
+100	6,909	5.1%
Base rate	6,572
-100	6,270	-4.6%
-200*	$5,825	-11.4%

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the IALC. Liquidity, as defined by the IALC, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is MVB Financial’s policy to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

The main source of liquidity for MVB Financial comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2006, cash provided by financing activities totaled $38.4 million, while outflows from investing activity totaled $35.0 million. When appropriate, MVB Financial has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB) and national market certificate of deposit issuance programs. These external sources often provide attractive interest rates and flexible maturity dates that enable MVB Financial to match funding with contractual maturity dates of assets. Securities in the investment portfolio are primarily classified as available-for-sale and can be utilized as an additional source of liquidity.

Off-Balance Sheet Commitments

MVB Financial has entered into certain agreements that represent off-balance sheet arrangements that could have a significant impact on MVB Financial’s financial statements and could have a significant impact in future periods. Specifically, MVB Financial has entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. Further discussion of these agreements, including the amounts outstanding at December 31, 2006, is included in Note 7 to the financial statements.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2006.

(Dollars in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Commitments to extend credit:
Commercial	$5,892	$1,633	$144	$8,130	$15,799
Residential real estate	1,507	—	—	166	1,673
Revolving home equity lines	—	298	461	10,377	11,136
Standby letters of credit	231	—	169	400	400
Other commitments	594	—	—	594	594

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Fourth Quarter

MVB Financial’s fourth quarter net income was $325,000 in 2006 compared to $137,000 in the fourth quarter of 2005. This equated to basic earnings per share, on a quarterly basis, of $.23 in 2006 and $.13 in 2005. Diluted earnings per share for the fourth quarter of 2006 and 2005 was $.22 and $.12, respectively. Net interest income increased in each quarter during 2006 and was $1.54 million in the fourth quarter of 2006 compared to $1.18 million in 2005. Non-interest income was $357,000 in the fourth quarter of 2006 compared to $316,000 in 2005. Non-interest expense increased to $1.30 million for the fourth quarter of 2006 from $1.29 million in 2005.

Future Outlook

The bank’s results of operations in 2006 were very nearly back to the levels prior to the opening of a new office in Harrison County and the purchase of an existing office in Jefferson County during 2005. These results support management’s belief that the new markets will make more opportunities available to MVB Financial in the future years. Due to continued customer acceptance of our customer service commitment, MVB Financial has become a strong competitor in the Marion and Harrison County markets. MVB Financial will strive to continue penetrating its markets with an emphasis on customer service with the highest quality products and technology.

Future plans for the bank involve the bank taking advantage of both technology and personal customer contact. The bank continues to expand delivery channels to better serve both retail and business banking customers. In addition to “top of the line” technology, the bank is committed to providing individual and personal banking services. MVB Financial will continue to search for quality banking locations as well as exploring alternative delivery systems.

MANAGEMENT

Directors of MVB Financial

MVB Financial’s board of directors consists of the following persons, all of whom are also directors of the bank: Barbara L. Alexander, Robert L. Bell, Stephen R. Brooks, Harvey M. Havlichek, James R. Martin, Larry F. Mazza, Dr. Saad Mossallati, Dr. Kelly R. Nelson, Leonard W. Nossokoff, J. Christopher Pallotta, Nitesh S. Patel, Louis W. Spatafore, Wayne H. Stanley, Richard L. Toothman, Dr. Michael F. Trent, and Samuel J. Warash.

Other than described on page 39, there have been no transactions between MVB Financial and any of its directors, officers, principal shareholders, and their associates, although the bank has had transactions with directors and officers in the normal course of business. See Certain Transactions With Directors, Officers and Associates. No fees have been paid to MVB Financial’s directors as such by either MVB Financial or the bank. See Executive Compensation (page 39).

Officers of MVB Financial

The principal officers of MVB Financial are: Leonard W. Nossokoff, Chairman of the Board, James R. Martin, President, Larry F. Mazza, Executive Vice President, and Lisa J. Wanstreet, Secretary. Each of these individuals is an officer of the bank.

MVB Financial has paid no compensation, direct or indirect, to any officer, and management has no present intention of instituting any such compensation. In the event that substantial duties unrelated to the operation of the bank should develop, this policy will be re-examined as necessary to attract and retain qualified officers.

Directors and Executive Officers of MVB Financial

The directors and executive officers of MVB Financial are:

Name	Age as of March 31, 2007	Director and/or Officer Since	Term Expires	Principal Occupation During the Last Five Years
Directors:
Barbara L. Alexander 2800 Cranberry Sq. Morgantown, WV 26508	50	1999	2009	Owner/Broker—Howard Hanna/Premier Properties by Barbara Alexander, LLC

Robert L. Bell 333 Baldwin St. Morgantown, WV 26508	71	1999	2007	Commissioner—Monongalia County Commission, West Virginia

Stephen R. Brooks 965 Hartman Run Rd. Building 1100, Suite 1105 Morgantown, WV 26505	58	1999	2008	Attorney—Flaherty Sensabaugh & Bonasso

Harvey M. Havlichek 210 Adams St. Fairmont, WV 26554	57	1999	2009	President—Adams Office Supply & Novelty Company, Inc.

James R. Martin 301 Virginia Ave. Fairmont, WV 26554	59	1999	2007	President, Chief Executive Officer and Director of MVB (1999-Present) and MVB Financial Corp. (2004-Present)

Larry F. Mazza 1000 Johnson Ave. Bridgeport, WV 26330	46	2005	2008	Chief Executive Officer—MVB Harrison, Inc. (2005-Present); Director—MVB Bank, Inc. and MVB Financial Corp. (2005-Present)

Name	Age as of March 31, 2007	Director and/or Officer Since	Term Expires	Principal Occupation During the Last Five Years
Directors:
Dr. Saad Mossallati PO Box 2388 Clarksburg, WV 26302	58	1999	2008	Vascular Surgeon

Kelly R. Nelson 1370 Johnson Avenue Bridgeport, WV 26330	47	2005	2009	Physician

Leonard W. Nossokoff 8060 Sherwood Dr. Presto, PA 15142	68	1999	2009	Owner-Shop N Save Supermarkets

J. Christopher Pallotta 104 Adams St. Fairmont, WV 26554	57	1999	2007	President-Bond Insurance Agency

Nitesh S Patel 1000 Technology Dr. Fairmont, WV 26554	43	1999	2008	Information Technology Consultant; Previously President and Chief Executive Officer—D.N. American, Inc. (software development company)

Louis W. Spatafore 205 Adams St. Fairmont, WV 26554	50	1999	2009	President and General Manager— Friendly Furniture Galleries, Inc.

Wayne Stanley 7 Maple Lake Bridgeport, WV 26330	56	2006	2007	President—Stanley Industries, Inc. (mining & excavation)

Richard L. Toothman 6 Pheasant Dr. Fairmont, WV 26554	66	1999	2007	Broker and Owner—Toothman Realty

Dr. Michael F. Trent 403 Virginia Avenue Fairmont, WV 26554	58	1999	2008	Dentist

Samuel J. Warash 1639 Otlahurst Dr. Fairmont, WV 26554	57	1999	2007	President—S.J. Warash, Inc. (real estate appraisal company)

Non-Director Executive Officers:
Eric L. Tichenor 301 Virginia Avenue Fairmont, WV 26554	39	1999		Sr. Vice President and Cashier; Chief Financial Officer—MVB Bank, Inc. (1999-Present) and MVB (2004-Present).

Roger J. Turner 1000 Johnson Avenue Bridgeport, WV 26330	56	2005		President—MVB Harrison, Inc. (2005-Present); Sr. Vice President, Commercial Lending—MVB Bank, Inc. (2005-Present); previously Sr. Vice President of Branch Banking & Trust Company (1995-2005)

There are no family relationships among MVB directors and executive directors. None of those identified as directors or executive officers of MVB Financial or the bank is involved in any legal proceedings that would require disclosure in this document.

Committees of the Board

Human Resources Committee. Composed of David B. Alvarez, Stephen R. Brooks, Kelly R. Nelson, Louis W. Spatafore and Michael F. Trent. The purpose of this committee is to address issues related to staffing, compensation and related policy matters. This committee also is responsible for administration of the 2003 MVB Financial Corp. Stock Incentive Plan Option Program. Martin and Mazza are ex-officio members of this committee and makes suggestions, which the committee evaluates and, if considered appropriate, acts on. Neither Martin nor Mazza makes any recommendations or participates in meetings relating to his own salary. The committee met six times in 2006.

Audit Committee. Composed of John W. Ebert, Harvey M. Havlichek, Christine B. Ielapi, Louis W. Spatafore and Michael F. Trent. The purpose is to review the results of the internal and external audits, Reports of Examination from regulatory authorities and discuss the financial statements with management and external auditors report such to the board of directors. The board of directors of MVB has adopted a written charter for the audit committee.

The audit committee of MVB does not include an individual who is considered to be a financial expert. This is true for the entire board of directors as well, because no one meets the guidelines set forth by Section 407 of the Sarbanes-Oxley Act of 2002, for a financial expert. In the small community market area of MVB, individuals meeting the required credentials under the Act are very rare. All members of the board of directors are successful business owners and have knowledge of the requirements to run such a successful business. The directors of MVB, including those who are members of the audit committee, believe that having separate internal and external audits and regulatory examinations assists in insuring proper supervision, evaluation and reporting of MVB activities.

The audit committee met four times in 2006. The committee meets with representatives Conley CPA Group, PLLC, who is responsible for the internal audit function of MVB and Brown, Edwards & Company, L.L.P., or any other firm who is responsible for the annual certified audit, as well as with the members of the regulatory authorities upon completion of their examinations of the bank or MVB. During these meetings, the active management of the bank or MVB, including directors Martin and Mazza, may be asked to leave the room to provide comfort of questioners and responders.

Nominating Committee. The board of directors has not established a formal nominating committee as the entire board serves in this capacity. The board of directors of MVB does not maintain a separate nominating committee, nor does it have a nominating committee charter, because the board of directors is relatively small and vacancies are rare. Because the full board of directors serves the function of the nominating committee, not all directors are independent.

In the opinion of MVB’s board of directors, none of the board of directors, except for directors Martin and Mazza, have a relationship with MVB that would interfere with the exercise of independent judgment in carrying out their responsibilities as directors. None of them are or have for the past three years been employees of MVB, except for directors Martin and Mazza, and none of their immediate family members are or have for the past three years been executive officers of MVB. In the opinion of MVB and its board of directors, the entire board of directors, except for directors Martin and Mazza, are “independent directors,” as that term is defined in Rule 4200(a)(15) of the Rules of the National Association of Securities Dealers, Inc.

Executive Compensation

All compensation is paid by bank. The following table summarizes compensation paid to executive officers for the period indicated.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
James R. Martin President & Chief Executive Officer	2006	$186,000	None	None	$8,898	$194,898

Larry F. Mazza Executive Vice President	2006	$180,000	None	None	$8,748	$188,748

Roger J. Turner Senior Vice President—Loans	2006	$155,000	None	None	$4,223	$159,223

Other compensation includes board fees and contributions to 401(k) Plans. MVB does not provide Stock Awards, Non-Equity Incentive Plan Compensation or Non-Qualified Deferred Compensation Earnings.

The board of directors of MVB believes that the successful implementation of its business strategy will depend upon attracting, retaining and motivating able executives, managers and other key employees. The 2003 MVB Financial Corp. Stock Option Plan provides that the Human Resources Committee appointed by the board of directors of MVB have the flexibility to grant stock options, merit awards, and rights to acquire stock through purchase under a stock purchase program. During 2006, the Human Resources Committee granted one award pursuant to the Plan for 2,500 shares at the fair market value of MVB common stock at the time of the award. For stock options granted in 2006 and years thereafter it is expected that compensation expense will be recognized over the vesting period of the options.

The following tables summarize the outstanding equity awards at fiscal year-end.

Outstanding Equity Awards of Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
(a)	(b)	(c)	(d)	(e)		(f)
James R. Martin	8,269 1,575 20,156	None None None	None	$ $ $	9.98 10.48 16.00	08-01-10 09-16-10 10-01-15
Larry F. Mazza	45,000	None	None		$16.00	10-01-15
Roger J. Turner	20,000	None	None		$16.00	10-01-15

MVB does not provide Stock Award Plans for employees.

Certain Transactions with Directors, Officers and Associates

MVB and the bank have, and expect to continue to have, banking and other transactions in the ordinary course of business with its directors and officers and their affiliates, including members of their families or corporations, partnerships or other organizations in which officers or directors have a controlling interest, on substantially the same terms (including documentation, price, interest rates and collateral, repayment and amortization schedules and default provisions) as those prevailing at the time for comparable transactions with unrelated parties. All of these transactions were made on substantially the same terms (including interest rates, collateral and repayment terms on loans) as comparable transactions with non-affiliated persons. MVB’s management believes that these transactions did not involve more than the normal business risk of collection or include any unfavorable features.

Total loans outstanding from the bank at December 31, 2006, to MVB and bank executive officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $5.6 million or 26.1% of total equity capital and 3.96% of total loans. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.

MVB’s loans to insiders are subject to the provisions of Federal Reserve Board Regulation O, 12 C.F.R., part 215. Under Regulation O, banks may not extend credit to insiders in an aggregate amount which exceeds its unimpaired capital and surplus. At all times, MVB has had aggregate loans to insiders of less than the lending limit prescribed by Regulation O, and MVB’s loans to insiders has not exceeded its capital and surplus, regardless of the annual resolution by its board of directors.

With respect to loans to affiliates, MVB’s policy is to comply with the limits and restrictions of Regulation O. These limits and restrictions include the lending limits discussed above and making loans on terms and conditions, including underwriting standards and risk of collection, that are no more favorable than those terms, conditions, underwriting standards and risks available to an unaffiliated party.

Director Compensation

No compensation is paid for serving as a member of the Board of MVB. Members of the Board of Directors of MVB Bank, Inc. receive a fee of $300 for each Board meeting attended and a fee of $60 for each Committee meeting attended. The table below provides detail information about director fees paid in 2006.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Total Compensation ($)
Barbara L. Alexander	3,000	3,000
Robert L. Bell	3,600	3,600
Stephen R. Brooks	3,060	3,060
Harvey M. Havlichek	3,720	3,720
Dr. Saad Mossallati	3,000	3,000
Dr. Kelly R. Nelson	2,460	2,460
Leonard W. Nossokoff	3,540	3,540
J. Christopher Pallotta	3,600	3,600
Nitesh S. Patel	2,760	2,760
Louis W. Spatafore	3,840	3,840
Wayne H. Stanley	1,740	1,740
Richard L. Toothman	3,420	3,420
Dr. Michael F. Trent	3,660	3,660
Samuel J. Warash	4,200	4,200

MVB does not provide Stock Awards, Option Awards, Non-Equity Incentive Plan Compensation, Nonqualified Deferred Compensation Earnings or any other Compensation to directors.

Principal Holders of Voting Securities

The following shareholder currently beneficially owns or has the right to acquire shares that would result in ownership of more than 5% of MVB’s Common Stock as of March 1, 2007:

Name of Beneficial Owner	As of March 1, 2007 Amount and Nature of Beneficial Ownership		Percent of Common Stock(1)
Saad Mossallati 200 Route 98 West, Suite 107 Nutter Fort, WV 26301	92,822	*	5.92%
Larry F. Mazza 1000 Johnson Avenue Bridgeport, WV 26330	91,229	**	5.81%

*	Includes 30,747 shares held in name of daughter and 282 shares held in the name of wife.

**	Includes 45,000 shares which may be acquired through the exercise of options and 9,979 shares held in wife’s name.

(1)	The MVB directors and non-Board member executive officers of MVB own or have the right to acquire within 60 days 541,224 shares of MVB Common Stock, which is 34.50% percent of the related shares.

Ownership of Securities by Directors, Nominees and Executive Officers

As of March 1, 2007, ownership by directors, nominees and executive officers in MVB was:

	Shares of Stock Beneficially Owned(1), (3)		Percent of Ownership
Barbara Alexander	4,528.29
Robert L. Bell	23,527		1.50
Stephen R. Brooks	8,514.54
Harvey M. Havlichek	21,774		1.39
James R. Martin	62,296	(2)	3.97
Larry F. Mazza	91,229	(2)	5.81
Dr. Saad Mossallati	92,822		5.92
Dr. Kelly R. Nelson	6,250.40
Leonard W. Nossokoff	64,545		4.11
J. Christopher Pallotta	32,095		2.04
Nitesh S. Patel	32,488		2.07
Louis W. Spatafore	12,830.82
Wayne Stanley	6,750.43
Richard L. Toothman	13,185.84
Dr. Michael F. Trent	15,001.96
Samuel J. Warash	20,000		1.27
Eric L. Tichenor	6,870	(2)	.44
Roger J. Turner	26,520	(2)	1.69

TOTAL	541,224		34.50%

(1)

Beneficial ownership is determined in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934 as amended, and includes shares held by adults and immediate family living in the same household and any related entity in which a 10% or greater ownership percentage is maintained.

(2)	Includes shares outstanding and 45,000, 30,000, 20,000 and 5,859 shares which may be acquired by Mazza, Martin, Turner and Tichenor, respectively, within 60 days through the exercise of options.

(3)	No shares are pledged as security for loans.

DESCRIPTION OF MVB FINANCIAL’S COMMON STOCK

General Rights

The articles of incorporation and bylaws of the company govern the holding company’s shareholders. The company’s shareholders have the following rights:

•	Holders of company common stock are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.

Dividends and Dividend Rights

MVB Financial’s stockholders are entitled to receive dividends when and as declared by the board of directors, subject to various regulatory restrictions. Dividends by MVB Financial are dependent on the ability of MVB to pay dividends to MVB Financial. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

MVB Financial’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.

Voting Rights

All voting rights with respect to MVB Financial will be vested in the holders of MVB Financial’s common stock. In the election of directors, the shareholders of MVB Financial have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights

The holders of common stock of MVB Financial have no preemptive rights to subscribe to any additional securities which MVB Financial may issue. If MVB Financial should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.

Indemnification

Directors and officers of MVB Financial or persons serving at the request of MVB Financial as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Antitakeover Provisions

MVB Financial’s articles of incorporation and bylaws contain the following anti-takeover provisions.

•

Staggered Directors’ Terms. The directors of MVB Financial are elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of MVB Financial’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt MVB Financial’s management.

•

75% Vote Required to Remove Directors. MVB Financial’s articles of incorporation and bylaws provide that holders of at least 75% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in MVB Financial’s articles and bylaws makes it more difficult for a third party to fill vacancies created by removal with its own nominees.

•

MVB Financial’s Articles of Incorporation Would Contain Supermajority Provisions. The supermajority provisions in MVB Financial’s articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 75% of the outstanding shares of the voting stock of MVB Financial would be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and business combinations by unsolicited and unapproved third parties.

•

Amendment of Bylaws. MVB Financial’s articles also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of MVB Financial’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•

Fair Price Provision. MVB Financial’s articles of incorporation contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 75% of MVB Financial’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of MVB Financial’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of MVB Financial’s board of directors are given, the normal requirements of West Virginia law would apply.

•

An “interested shareholder” is any person, other than MVB Financial or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of MVB Financial’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders.

•

A “disinterested director” is any member of the board of directors of MVB Financial who is not affiliated with an interested shareholder and who was a director of MVB Financial prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.

Advantages of MVB Financial’s Antitakeover Provisions

The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of MVB Financial. The purpose of these provisions is to discourage and to insulate MVB Financial against hostile takeover efforts which MVB Financial’s board of directors might determine are not in the best interests of MVB Financial and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.

Disadvantages of MVB Financial’s Antitakeover Provisions

The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a majority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.

The ability of the board of directors to issue additional shares of common and preferred stock also permits the board of directors to authorize issuance of the stock which may be dilutive and, in the case of preferred stock, which may affect the substantive rights of shareholders without requiring an additional shareholder vote.

Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.

PLAN OF DISTRIBUTION

MVB Financial will offer shares of its common stock to the public primarily through sales made by its directors, officers and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No MVB Financial or MVB director, consultant, officer or employee will receive any additional compensation for assisting with the sale of MVB Financial’s common stock. The expenses of the offering are estimated to be $40,000, including legal, accounting, printing and postage expenses. MVB Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to MVB Financial.

EXPERTS

The consolidated financial statements of MVB Financial Corp. as of December 31, 2006 and 2005 and for the years then ended have been included herein in reliance upon the report of Brown, Edwards & Company, L.L.P., an independent registered public accounting firm, which has been given upon the authority of that firm as experts in accounting and auditing. Brown, Edwards & Company, L.L.P.’s report on the aforementioned financial statements is included herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, and the Securities and Exchange Commission’s Regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. MVB Financial has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

MVB Financial Corp.

Fairmont, West Virginia

We have audited the accompanying consolidated balance sheets of MVB Financial Corp. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all materials respects, the consolidated financial position of MVB Financial Corp. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bluefield, West Virginia

February 13, 2007

ITEM 7.	FINANCIAL STATEMENTS

MVB Financial Corp.

Consolidated Balance Sheets

(Dollars in thousands, except number of shares)

December 31, 2006 and 2005

	2006	2005
ASSETS

Cash and due from banks	$6,417	$3,130
Interest bearing balances with banks	53	3,614
Investment Securities:
Securities held-to-maturity, at cost	2,326	3,608
Securities available-for-sale, at approximate market value	26,413	24,926

Loans:	142,599	105,214
Less: Allowance for loan losses	(1,206)	(873)

Net Loans	141,393	104,341

Loans held for sale	1,293	—
Bank premises, furniture and equipment	6,493	5,626
Accrued interest receivable and other assets	6,896	6,089

TOTAL ASSETS	$191,284	$151,334

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$19,758	$13,521
Interest bearing	114,835	100,432

Total Deposits	134,593	113,953
Accrued interest, taxes, and other liabilities	1,037	552
Repurchase agreements	20,209	15,309
Federal Home Loan Bank borrowings	13,790	3,002

Total Liabilities	169,629	132,816

STOCKHOLDERS’ EQUITY

Preferred stock, par value $1,000; 5,000 shares authorized, none issued Common stock, par value $1; 4,000,000 shares authorized; 1,467,849 and 1,336,517 shares issued and outstanding, respectively	1,468	1,336
Additional paid-in capital	17,720	15,750
Treasury Stock	(18)	(10)
Retained earnings	2,858	1,885
Accumulated other comprehensive income	(373)	(443)

Total Stockholders’ Equity	21,655	18,518

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$191,284	$151,334

See Notes to Consolidated Financial Statements

MVB Financial Corp.

Consolidated Statements of Income

(Dollars in thousands except Share and Per Share Data)

Years ended December 31, 2006 and 2005

	2006	2005
INTEREST INCOME
Interest and fees on loans	$8,500	$5,418
Interest on deposits with other banks	30	164
Interest on investment securities—taxable	1,151	820
Interest on tax exempt loans and securities	330	249

Total interest income	10,011	6,651

INTEREST EXPENSE
Interest on deposits	3,203	1,886
Interest on repurchase agreements	698	249
Interest on Federal Home Loan Bank borrowings	459	191

Total interest expense	4,360	2,326

NET INTEREST INCOME	5,651	4,325
Provision for loan losses	445	160

Net interest income after provision for loan losses	5,206	4,165

OTHER INCOME
Service charges on deposit accounts	591	474
Income on bank owned life insurance	149	101
Visa debit card income	170	115
Income on loans held for sale	246	118
Other operating income	88	73
Loss on sale of securities	(4)	(5)

	1,240	876
OTHER EXPENSES
Salaries and employee benefits	2,897	2,485
Occupancy expense	379	233
Equipment depreciation and maintenance	310	247
Data processing	633	505
Visa debit card expense	116	85
Advertising	112	93
Legal and accounting fees	87	56
Printing, stationery and supplies	85	94
Other taxes	97	85
Other operating expenses	416	401

	5,132	4,284

Income before income taxes	1,314	757
Income tax expense	341	195

Net Income	$973	$562

Basic net income per share	$0.68	$0.57
Diluted net income per share	$0.67	$0.56
Basic weighted average shares outstanding	1,427,985	993,022
Diluted weighted average shares outstanding	1,442,910	1,008,033

See Notes to Consolidated Financial Statements

MVB Financial Corp.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES
Net Income	$973	$562
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	445	160
Deferred income tax (benefit)/expense	(61)	37
Depreciation	310	189
Loans originated for sale	(14,924)	(8,437)
Proceeds of loans sold	13,631	8,437
Amortization, net of accretion	31	83
(Increase) in interest receivable and other assets	(984)	(792)
Increase in accrued interest, taxes, and other liabilities	483	168

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(96)	407

INVESTING ACTIVITIES
(Increase) in loans made to customers	(37,497)	(26,541)
Purchases of premises and equipment	(1,177)	(2,525)
Purchases of investment securities available-for-sale	(8,386)	(10,441)
Purchases of investment securities held-to-maturity	—	(2,200)
Decrease/(increase) in deposits with Federal Home Loan Bank, net	2,670	(2,418)
Purchases of certificates of deposit with other banks	(594)	(3,069)
Proceeds from maturity of certificates of deposit with other banks	1,485	3,763
Proceeds from sales, maturities and calls of securities available-for-sale	8,251	3,976
Proceeds from maturities and calls of securities held-to-maturity	209	40
Purchase of bank owned life insurance	—	(2,000)
Net cash acquired from branch purchase	—	14,472

NET CASH (USED IN) INVESTING ACTIVITIES	(35,039)	(26,943)

FINANCING ACTIVITIES
Net increase in deposits	20,640	11,372
Net increase in repurchase agreements	4,900	7,811
Net increase/(decrease) in Federal Home Loan Bank borrowings	10,788	(1,037)
Purchase of treasury stock	(8)	(1)
Net proceeds of stock offering	2,102	9,368

NET CASH PROVIDED BY FINANCING ACTIVITIES	38,422	27,513

Increase in cash and cash equivalents	3,287	977
Cash and cash equivalents at beginning of period	3,130	2,153

Cash and cash equivalents at end of period	$6,417	$3,130

Supplemental disclosure of cash flow information
Cash payments for:
Interest on deposits, repurchase agreements and FHLB borrowings	$4,249	$2,172
Income taxes	$340	$659

See Notes to Consolidated Financial Statements

MVB Financial Corp.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2006 and 2005

(Dollars in thousands)

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(loss)	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 2004	$743	$6,975	$1,323	$(189)	$(9)	$8,843
Comprehensive income:
Net Income			562			562
Other comprehensive income (loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains—net of tax effect of $156				(234)		(234)
Minimum pension liability adjustment—net of tax effect				(20)		(20)

Total Comprehensive Income						308
Stock offering	593	8,775				9,368
Treasury stock, acquired at cost					(1)	(1)

Balance, December 31, 2005	$1,336	$15,750	$1,885	$(443)	$(10)	$18,518

Comprehensive income:
Net Income			973			973
Other comprehensive income (loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains—net of tax effect of $123				185		185

Total Comprehensive Income						1,158
Adjustment to initially apply FASB
Statement No. 158, net of tax				(115)		(115)

Stock offering	132	1,970				2,102
Treasury stock, acquired at cost					(8)	(8)

Balance, December 31, 2006	$1,468	$17,720	$2,858	$(373)	$(18)	$21,655

See Notes to Consolidated Financial Statements

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

MVB Financial Corp., “the Company”, provides banking services to the domestic market with the primary market areas being the Marion, Jefferson, and Harrison counties of West Virginia. To a large extent, the operations of the Company, such as loan portfolio management and deposit growth, are directly affected by the market area economies.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MVB Financial Corp. Inc., and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, such as the allowance for loan losses, are based upon known facts and circumstances. Estimates are revised by management in the period such facts and circumstances change. Actual results could differ from these estimates.

Investment Securities

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts computed by the interest method from purchase date to maturity. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale, net of the deferred income tax effect, are recognized as direct increases or decreases in stockholders’ equity. Cost of securities sold is recognized using the specific identification method.

Loans Held for Sale

Through Freddie Mac and InterFirst, MVB Bank, Inc. has the ability to offer customers long-term fixed rate mortgage products without holding these instruments in the bank’s loan portfolio. After thorough review of the contracts with Freddie Mac and InterFirst, the Company has concluded that no derivative instruments exist.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Loans are considered delinquent when scheduled principal or interest payments are 31 days past due. Interest income on loans is recognized on an accrual basis. The allowance for loan losses is maintained at a level deemed adequate

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

to absorb probable losses inherent in the loan portfolio. The Company consistently applies a quarterly loan review process to continually evaluate loans for changes in credit risk. this process serves as the primary means by which the Company evaluates the adequacy of the allowance for loan losses, and is based upon periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as substandard or special mention. The general component covers non-classified loans and is based upon historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and shortages generally are not classified as impaired. Generally the Company considers impaired loans to include loans classified as non-accrual loans and loans past due for longer than 90 days.

Loan Origination Fees and Costs

Loan origination fees and costs are accounted for according to Statement of Financial Accounting Standards No. 91, which requires that loan origination and commitment fees and direct loan origination costs be deferred and the net amount amortized as an adjustment of the related loan’s yield.

Bank Premises, Furniture and Equipment

Bank premises, furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed for financial reporting by the straight-line-method based on the estimated useful lives of assets, which range from 7 to 40 years on buildings and leasehold improvements and 3 to 10 years on furniture, fixtures and equipment.

Intangible Assets

The excess of the cost of an acquired company over the fair value of the net assets and identified intangibles acquired is recorded as goodwill. The net carrying amount of intangible assets was $995 at December 31, 2006.

Other Investments

Federal Home Loan Bank (FHLB) stock is recorded at cost and considered to be restricted as the Company is required by the FHLB to hold this investment, and the only market for this stock is the issuing agency. FHLB stock totaled $851 and $293 at December 31, 2006 and 2005, respectively, and is included in other assets in the accompanying balance sheet.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Income Taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to accretion of discounts on investment securities, provision for loan losses, minimum pension liability, and differences between book and tax methods of depreciation.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” (SFAS No. 123R) which was issued by the Financial Accounting Standards Board (FASB) in December 2004. SFAS No. 123R revises SFAS 123 “Accounting for Stock Based Compensation,” and supercedes APB No. 25, Accounting for Stock Issued to Employees,” (APB No. 25) and its related interpretations. Under SFAS No. 123R, the Company is required to record compensation expense for all awards granted after the date of adoption and for any unvested options previously granted. All outstanding options of the Company were fully vested as of December 31, 2005, and only late in 2006 did the Company grant a small number of options for which compensation expense of less than $1 has been recognized.

At December 31, 2005, the Company accounted for its stock-based compensation using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company was not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, but complied with the disclosure requirements set forth in SFAS No. 148, which included disclosing pro forma net income as if the fair value based method of accounting had been applied. This information for the year ended December 31, 2005 is as follows:

(Dollars in Thousands, except Per Share Data)	Year Ended December 2005
Net income as reported	$562
Stock based compensation, net of tax using fair value method	(395)

Pro forma net income	$167

Basic earnings per share as reported	$0.57
Diluted earnings per share as reported	$0.56
Proforma basic earnings per share	$0.17
Proforma diluted earnings per share	$0.17

Foreclosed Assets Held for Resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at the lower of cost or fair value less estimated selling costs at the time of foreclosure, with any valuation adjustments charged to the allowance for loan losses. Any unrealized gains or losses on sale are then recorded in other non-interest expense. At December 31, 2006 and 2005, the Company held other real estate of $0 and $40.

Net Income Per Common Share

Diluted net income per common share includes any dilutive effects of stock options, and is computed by dividing net income by the average number of common shares outstanding during the period, adjusted for the dilutive effect of options under The Company’s 2003 Stock Incentive Plan.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and minimum pension liability, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 financial statement presentation.

NOTE 2. INVESTMENT SECURITIES

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2006, including gross unrealized gains and losses, are summarized as follows:

(Dollars in thousands)

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$—	$—	$—	$—
Municipal securities	826	2	(5)	823
U. S. Agency securities	1,500	—	(7)	1,493

	$2,326	$2	$(12)	$2,316

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2005, including gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$69	$2	$—	$71
Municipal securities	838	1	(9)	830
U. S. Agency securities	2,701	—	(11)	2,690

	$3,608	$3	$(20)	$3,591

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2006 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$20,869	$34	$(145)	$20,758
Mortgage-backed securities	4,667	—	(159)	4,508
Corporate securities	1,255	2	(110)	1,147

	$26,791	$36	$(414)	$26,413

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2005 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$17,999	$—	$(275)	$17,724
Mortgage-backed securities	6,096	3	(202)	5,897
Corporate securities	1,517	—	(212)	1,305

	$25,612	$3	$(689)	$24,926

The following tables summarize amortized cost and approximate market values of securities by maturity:

	December 31, 2006
	Held to Maturity		Available for sale
	Amortized Cost	Approximate Market Value	Amortized Cost	Approximate Market Value
Within one year	$1,000	$999	$2,358	$2,349
After one year, but within five	—	—	13,874	13,672
After five years, but within ten	988	983	8,624	8,594
After ten Years	338	334	1,935	1,798

Total	$2,326	$2,316	$26,791	$26,413

Investment securities with a carrying value of $20,904 and $16,254 at December 31, 2006 and 2005, respectively, were pledged to secure public funds and repurchase agreements.

The Company’s investment portfolio includes securities that are in an unrealized loss position as of December 31, 2006, the details of which are included in the following table. Although these securities, if sold at December 31, 2006 would result in a pretax loss of $426, the Company has no intent to sell the applicable securities at such market values, and maintains the Company has the ability to hold these securities until all principal has been recovered. Declines in the market values of these securities can be traced to general market conditions which reflect the prospect for the economy as a whole. When determining other-than-temporary impairment on securities, the Company considers such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, the time frame securities have been in an unrealized loss position, the Company’s ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency, and whether or not the financial condition of the security issuer has severely deteriorated. As of December 31, 2006, the Company considers all securities with unrealized loss positions to be temporarily impaired, and consequently, does not believe the Company will sustain any material realized losses as a result of the current temporary decline in market value.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The following table discloses investments in an unrealized loss position:

At December 31, 2006, total temporary impairment totaled $426.

	Less than 12 months		12 months or more
Description and number of positions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agencies (33)	$2,309	$(2)	$14,256	$(150)
Mortgage-backed securities (33)	—	—	4,508	(159)
Corporate securities (3)	—	—	845	(110)
Municipal securities (2)	285	(1)	229	(4)

	$2,594	$(3)	$19,838	$(423)

NOTE 3. LOANS

The components of loans in the balance sheet at December 31, were as follows:

(Dollars in thousands)

	2006	2005
Commercial and non-residential real estate	$83,124	$59,052
Residential real estate	48,065	32,903
Consumer and other	11,410	13,259

	$142,599	$105,214

Changes in the allowance for possible loan losses were as follows for the years ended December 31:

(Dollars in thousands)

	2006	2005
Balance at beginning of period	$873	$891
Losses charged to allowance	(119)	(187)
Recoveries credited to allowance	7	9
Provision for possible loan losses	445	160

Balance at end of period	$1,206	$873

Impaired loans are accounted for in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans, as amended by Statement of Financial Accounting Standards No. 118. The Company considers a loan impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

As of December 31, 2006 and 2005, the Company had non-accrual loans totaling $5 and $81, respectively.

At December 31, 2006 and 2005, the Company had impaired loans totaling $5 and $116, respectively, with an allocated reserve for such loans sufficient to cover possible losses.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

NOTE 4. BANK PREMISES, FURNITURE AND EQUIPMENT

Bank premises, furniture and equipment at December 31, were as follows:

(Dollars in thousands)

	2006	2005
Bank Premises	$5,853	$4,732
Equipment, furniture and fixtures	1,791	1,745

	7,644	6,477
Allowance for depreciation	(1,151)	(851)

	$6,493	$5,626

NOTE 5. DEPOSITS

Deposits at December 31, were as follows:

(Dollars in thousands)

	2006	2005
Demand deposits of individuals, partnerships, and corporations
Interest bearing	$12,667	$10,192
Non-interest bearing	18,783	12,825
Time and savings deposits of individuals, partnerships and corporations	97,624	89,505
Deposits of states and political subdivisions	4,544	735
Official checks	975	696

Total Domestic Deposits	$134,593	$113,953

Time deposits of over $100 included above	$28,666	$21,141

Maturities of certificates of deposit at December 31, 2006 were as follows:

2007	$48,227
2008	9,766
2009	2,071
2010	2,900
2011	2,289

Total	$65,253

NOTE 6. BORROWED FUNDS

The Company is a party to repurchase agreements with certain customers. As of December 31, 2006 and 2005, the company had repurchase agreements of $20,209 and $15,309.

MVB Bank, Inc. (the Bank) is a member of the Federal Home Loan Bank (“FHLB”) of Pittsburgh, Pennsylvania. The remaining maximum borrowing capacity with the FHLB at December 31, 2006 was approximately $48,458. At December 31, 2006 and 2005 the Bank had borrowed $13,790 and $3,002.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Borrowings from the FHLB as of December 31 were as follows:

(Dollars in thousands)

	2006	2005
Fixed interest rate note, originating April 1999, due April 2014, interest of 5.405% is payable monthly	$1,000	$1,000
Fixed interest rate note, originating January 2005, due January 2020, payable in monthly installments of $11, including interest of 5.140%	1,225	1,289
Fixed interest rate note, originating April 2002, due May 2017, payable in monthly installments of $4, including interest of 5.90%	701	713
Floating interest rate note, originating March 2003, due December 2011, interest payable monthly, including interest of 5.43%	8,216	—
Fixed interest rate note, originating July 2006, due July 2016, payable in monthly installments of $8, including interest of 4.50%	1,487	—
Fixed interest rate note, originating October 2006, due October 2021, payable in monthly installments of $6, including interest of 5.20%	1,161	—

	$13,790	$3,002

A summary of maturities of these borrowings over the next five years is as follows:

Year	Amount
2007	$130
2008	137
2009	144
2010	152
2011	8,376
Thereafter	4,851

$13,790

Borrowings from the FHLB are secured by stock in the FHLB of Pittsburgh, qualifying first mortgage loans, mortgage-backed securities and certain investment securities.

Additionally the Bank has a line of credit of $4,500 available from the Bankers Bank of Atlanta. There were no borrowings against this line of credit at December 31, 2006 or 2005.

NOTE 7. FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

Total contractual amounts of the commitments as of December 31 were as follows:

(Dollars in thousands)

	2006	2005
Available on lines of credit	$20,939	$20,553
Stand-by letters of credit	400	233
Other loan commitments	594	503

	$21,933	$21,289

Concentration of Credit Risk

The Company grants a majority of its commercial, financial, agricultural, real estate and installment loans to customers throughout Marion and Harrison County areas of West Virginia and adjacent counties. Collateral for loans is primarily residential and commercial real estate, personal property, and business equipment. The Company evaluates the credit worthiness of each of its customers on a case-by-case basis, and the amount of collateral it obtains is based upon management’s credit evaluation.

NOTE 8. INCOME TAXES

The Company records income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FASB 109 is an asset and liability approach that requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

The amount reflected as income taxes represents federal and state income taxes on financial statement income. Certain items of income and expense, primarily the provision for possible loan losses, allowance for losses on foreclosed assets held for resale, depreciation, and accretion of discounts on investment securities are reported in different accounting periods for income tax purposes.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The provisions for income taxes for the years ended December 31, were as follows:

(Dollars in thousands)

	2006	2005
Current:
Federal	$342	$121
State	60	37

	$402	$158

Deferred expense (benefit)
Federal	$(52)	$32
State	(9)	5

	(61)	37

Income Tax expense	$341	$195

Following is a reconciliation of income taxes at federal statutory rates to recorded income taxes for the year ended December 31:

	2006		2005
	Amount	%	Amount	%
Tax at Federal tax rate	$447	34.0%	$258	34.0%
Tax effect of:
State income tax	40	3.0%	24	3.2%
Tax exempt earnings	(147)	-11.2%	(86)	-11.3%
Other	1	0.1%	(1)	-0.1%

	$341	25.9%	$195	25.8%

Deferred tax assets and liabilities are the result of timing differences in recognition of revenue and expense for income tax and financial statement purposes.

Deferred income tax liabilities and (assets) were comprised of the following at December 31:

	2006	2005
Depreciation	$176	$183
Pension	18	10

Gross deferred tax liabilities	194	193

Unrealized loss on securities available-for-sale	(151)	(275)
Allowance for loan loss	(415)	(269)
Minimum pension liability	(97)	(31)

Gross deferred tax (assets)	(663)	(575)

Net deferred tax (asset)	$(469)	$(382)

No deferred income tax valuation allowance is provided since it is more likely than not that realization of the deferred income tax asset will occur in future years.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has granted loans to officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. Set forth below is a summary of the related loan activity.

(Dollars in thousands)	Balance at Beginning of Year	Borrowings	Repayments	Balance at end of Year
December 31, 2006	$3,941	$3,674	$(733)	$6,882

December 31, 2005	$5,141	$1,625	$(2,825)	$3,941

The Company held related party deposits of $4,483 and $6,884 at December 31, 2006 and December 31, 2005, respectively.

The Company held related party repurchase agreements of $1,890 and $2,151 at December 31, 2006 and December 31, 2005, respectively.

NOTE 10. PENSION PLAN

The Company participates in a trustee pension plan known as the West Virginia Bankers Association Retirement Plan covering virtually all full-time employees. Benefits are based on years of service and the employee’s compensation. The Company’s funding policy is to fund normal costs of the plan as accrued. Contributions are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company participated in the pension plan beginning January 1, 1999. The Company has recognized estimated pension expense of $139 and $112 for the years ended December 31, 2006 and 2005.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

Information pertaining to the activity in the Company’s defined benefit plan, using the latest available actuarial valuations with a measurement date of October 31, 2006 and 2005 is as follows:

(Dollars in thousands)	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$661	$411
Service cost	122	100
Interest cost	40	31
Actuarial loss	13	119

Benefit obligation at end of year	$836	$661

Change in plan assets:
Fair value of plan assets at beginning of year	$455	$310
Actual return on plan assets	59	20
Employer contribution	150	125
Benefits paid	—	—

Fair value of plan assets at end of year	$664	$455

Funded status	$(172)	$(205)
Unrecognized net actuarial loss	226	247
Unrecognized prior service cost	17	19

Prepaid pension cost recognized	$71	$61

Accumulated benefit obligation	$682	$533

At December 31, 2006 and 2005, the weighted average assumptions used to determine the benefit obligation are as follows:

Discount rate	6.00%	5.75%
Rate of compensation increase	3.00%	3.00%

The components of net periodic pension cost are as follows:

Service cost	$122	$100
Interest cost	40	31
Expected return on plan assets	(42)	(31)
Amortization of prior service costs	3	2
Amortization of loss	16	10

Net periodic pension cost	$139	$112

At December 31, 2006 and 2005, the weighted average assumptions used to determine net periodic pension cost are as follows:

Discount rate	5.75%	6.50%
Expected long-term rate of return on plan assets	8.50%	8.50%
Rate of compensation increase	3.00%	3.50%

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

The Company’s pension plan asset allocations at October 31, 2006 and 2005, as well as target allocations for 2007 are as follows:

	2007 Target	10/31/2006	10/31/2005
Asset Category
Equity securities	75%	74%	73%
Balanced fund	25%	20%	22%
Other	0%	6%	5%

Total	100%	100%	100%

The net transition obligation (asset), prior service cost (credit), and estimated net loss (gain) for the plan that are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are shown in the table below.

	2007	2006
Expected amortization of transition obligation (asset)	$—	$—
Expected amortization of prior service cost (credit)	2	2
Expected amortization of net loss (gain)	12	16

Below we show the best estimate of the plan contribution for next fiscal year. We also show the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter.

Cash Flow
Contributions for the period of 1/1/2007 through 12/31/2007	$152,885
Estimated future benefit payments reflecting expected future service
1/1/2007 through 12/31/2007	$7,443
1/1/2008 through 12/31/2008	13,971
1/1/2009 through 12/31/2009	29,798
1/1/2010 through 12/31/2010	34,605
1/1/2011 through 12/31/2011	37,607
1/1/2012 through 12/31/2016	265,189

NOTE 11. INTANGIBLE ASSETS

On October 7, 2005, the Company purchased a full service office in the Charles Town area of Jefferson County West Virginia. This office held assets of $1.8 million and total deposits of $17.1 million. As a result of this transaction, the Company recorded intangible assets. As of December 31, 2006 the Company has allocated $99 to core deposit intangibles, which are being amortized using the double-declining balance method over 10 years. The remaining $896 has been recorded as goodwill, and is evaluated for impairment on October 1st each year by the Company.

NOTE 12. STOCK OFFERING

During 2006 the Company completed a public stock offering of 725,000 shares of common stock, which increased capital by more than $11 million. This offering was done to support expansion into bordering Harrison County and the growing Jefferson County area in West Virginia’s eastern panhandle.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

NOTE 13. STOCK OPTIONS

The MVB Financial Corp. Incentive Stock Plan provides for the issuance of stock options to selected employees. Under the provisions of the plan, the option price per share shall not be less than the fair market value of the common stock on the date of the grant, therefore, no compensation expense is recognized. All options granted prior to 2004 vest in 4 years, and expire 10 years from the date of grant. For options granted in 2004 and 2005 the vesting period has been accelerated to fully vest at December 31, 2005. These options also expire 10 years from the date of the grant. Options granted in 2006 vest in 5 years and expire 10 years from the date of the grant

The following summarizes MVB’s stock options as of December 31, and the changes for the year then ended:

	2006		2005
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	175,312	$14.63	40,829	$10.12
Granted	2,500	16.00	134,483	16.00
Adjust for 5% stock dividend	—	$—	—	$—
Exercised	—	—	—	—
Forfeited/Expired	1,000	—	—	—

Outstanding at end of year	176,812	$14.64	175,312	$14.63

Exercisable at end of year	174,312	$14.63	175,312	$14.63

Weighted-average fair value of options granted during the year		$6.37		$5.45

The fair value for the options was estimated at the date of grant using a Black-Scholes option-pricing model with an average risk-free interest rate of 4.62% and 4.25% for 2006 and 2005, respectively, and a weighted-average expected life of the options of 7 years for 2006 and 2005. The expected volatility of MVB’s stock price used for 2006 options was 12.5% and the expected dividend yield used was .625%. No volatility or expected dividends were used to estimate the fair value of MVB’s stock in 2005.

The following summarizes information concerning MVB’s stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$9.98	37,154	4.00	$9.98	37,154	$9.98
$10.48	1,575	5.00	$10.48	1,575	$10.48
$12.38	2,100	8.00	$12.38	2,100	$12.38
$16.00	135,983	9.00	$16.00	133,483	$16.00

NOTE 14. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary,

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined. As of December 31, 2006 and 2005, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Both the Company’s and the Bank’s actual capital amounts and ratios are presented in the table below.

	ACTUAL		MINIMUM TO BE WELL CAPITALIZED		MINIMUM FOR CAPITAL ADEQUACY PURPOSES
(Dollars in thousands)	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of December 31, 2006
Total Capital
(to risk-weighted assets)
Consolidated	$22,972	15.9%	N/A	N/A	$11,545	8.0%

Subsidiary Bank	$21,926	15.2%	$14,419	10.0%	$11,535	8.0%

Tier I Capital
(to risk-weighted assets)
Consolidated	$21,766	15.1%	N/A	N/A	$5,772	4.0%

Subsidiary Bank	$20,720	14.4%	$8,651	6.0%	$5,767	4.0%

Tier I Capital
(to average assets)
Consolidated	$21,766	11.9%	N/A	N/A	$7,307	4.0%

Subsidiary Bank	$20,720	11.4%	$9,127	5.0%	$7,302	4.0%
As of December 31, 2005
Total Capital
(to risk-weighted assets)
Consolidated	$19,391	17.6%	N/A	N/A	$8,850	8.0%

Subsidiary Bank	$18,126	16.5%	$11,017	10.0%	$8,814	8.0%

Tier I Capital
(to risk-weighted assets)
Consolidated	$18,518	16.8%	N/A	N/A	$4,425	4.0%

Subsidiary Bank	$17,253	15.7%	$6,610	6.0%	$4,407	4.0%

Tier I Capital
(to average assets)
Consolidated	$18,518	12.7%	N/A	N/A	$5,856	4.0%

Subsidiary Bank	$17,253	11.8%	$7,297	5.0%	$5,838	4.0%

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

NOTE 15. REGULATORY RESTRICTION ON DIVIDEND

The approval of the regulatory agencies is required if the total of all dividends declared by the Bank in any calendar year exceeds the Bank’s net profits, as defined, for that year combined with its retained net profits for the preceeding two calendar years.

NOTE 16. LEASES

The Company leases land and building space for the operation of some banking offices. All such leases qualify as operating leases. Following is a schedule by year of future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

(Dollars in thousands)
Years ended December 31:
2007	$54
2008	54
2009	55
2010	55
2011	55
Thereafter	485
Total minimum payments required:	$758

Total lease expense for the years ended December 31, 2006 and 2005 was $54 and $53, respectively.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summarizes the methods and significant assumptions used by the Company in estimating its fair value disclosures for financial instruments.

Short-term financial instruments: The carrying values of short-term financial instruments including cash and due from banks, interest bearing balances—FHLB, and certificates of deposit in other banks approximate the fair value of these instruments.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms of borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Repurchase agreements: The fair values of repurchase agreements approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e, non interest bearing checking, NOW and money market), savings accounts and other variable rate deposits approximate their carrying values. Fair values

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Off-balance sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown.

The carrying values and estimated fair values of the Company’s financial instruments are summarized as follows:

	December 31, 2006
	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and due from banks	$6,417	$6,417
Interest bearing balances—FHLB	53	53
Certificates of deposit in other banks	—	—
Securities available-for-sale	26,413	26,413
Securities held-to-maturity	2,326	2,316
Loans	142,599	139,747
Accrued interest receivable	844	844

	$178,652	$175,790

Financial liabilities:
Deposits	$134,593	$134,272
Repurchase agreements	20,209	20,209
Federal Home Loan Bank Borrowings	13,790	13,859
Accrued interest payable	405	405

	$168,997	$168,745

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

	December 31, 2005
	Carrying Value	Estimated Fair Value
Financial assets:
Cash and due from banks	$3,130	$3,130
Interest bearing balances—FHLB	2,723	2,723
Certificates of deposit in other banks	891	891
Securities available-for-sale	24,926	24,926
Securities held-to-maturity	3,608	3,591
Loans	105,214	105,740
Accrued interest receivable	659	659

	$141,151	$141,660

Financial liabilities:
Deposits	$113,953	$113,346
Repurchase agreements	15,309	15,309
Federal Home Loan Bank Borrowings	3,002	3,002
Accrued interest payable	294	294

	$132,558	$131,951

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

NOTE 18. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The investment of the Company in its second tier subsidiaries is presented on the equity method of accounting. Information relative to the parent company’s balance sheets at December 31, 2006 and 2005, and the related statements of income and cash flows for each of those years are presented below:

	December 31
(Dollars in thousands, except share data)	2006	2005
Balance Sheets
Assets
Cash	$110	$445
Investment in bank subsidiary, eliminated in consolidation	21,541	18,068
Other assets	4	5

Total assets	$21,655	$18,518

Liabilities and shareholders’ equity

Liabilities
Other liabilities	$—	$—

Total liabilities	—	—

Stockholders’ equity
Preferred stock, par value $1,000; 5,000 shares authorized, none issued	$—	$—
Common stock, par value $1; 4,000,000 shares authorized; 1,467,849 and 1,336,517 shares issued and outstanding, respectively	1,468	1,336
Additional paid in capital	17,720	15,750
Treasury stock	(18)	(10)
Retained earnings	2,858	1,885
Accumulated other comprehensive income	(373)	(443)

Total stockholders’ equity	21,655	18,518
Total liabilities and stockholders’ equity	$21,655	$18,518

(Dollars in thousands)	2006	2005
Statements of Income
Income—dividends from bank subsidiary	$—	$100
Expenses—operating	30	29
Income/(Loss) before income taxes and undistributed income	(30)	71
Equity in undistributed income of bank subsidiary	1,003	491

Net income	$973	$562

MVB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006

(Dollars in thousands)	2006	2005
Statements of Cash Flows
OPERATING ACTIVITIES
Net income	$973	$562
Equity in undistributed income of bank subsidiary	(1,003)	(491)
Decrease in other assets	1	15
(Decrease) in other liabilities	—	(9)
Net cash (used in)/provided by operating activities	(29)	77

FINANCING ACTIVITIES
Proceeds of stock offering	2,102	9,369
Investment in subsidiary	(2,400)	(9,000)
Purchase of treasury stock	(8)	(1)
Net cash provided by/(used in) financing activities	(306)	368
(Decrease)/increase in cash	(335)	445
Cash at beginning of period	445	—

Cash at end of period	$110	$445

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and if given or made, such information or representation must not be relied upon as having been authorized by MVB Financial. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of MVB Financial since the date hereof.

200,000 Shares

MVB FINANCIAL CORP.

Common Stock

PROSPECTUS

May 7, 2007